EXHIBIT 99.2

For Immediate Release 21-8-TR	Date:	February 17, 2021

Teck Reports Unaudited Annual and Fourth Quarter Results for 2020

Advancing Our Copper Growth Strategy and Improved Cost Structure

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced its unaudited annual and fourth quarter results for 2020 and guidance for 2021.

“Without question, 2020 was one of the most challenging years any of us have experienced, as we worked to manage through the global pandemic and its impacts on people, communities and the economy. The Teck team rose to meet that challenge, putting in place comprehensive measures to protect health and safety and ensure we could continue to operate responsibly and progress our strategy to grow copper production and optimize productivity and cost structures at our existing operations,” said Don Lindsay, President and CEO. “In the fourth quarter we delivered the strongest quarterly financial results of 2020, while also outperforming the same period in 2019. As of the end of the year we achieved our target of forty percent overall completion of our QB2 Project which, when operating at full capacity, will double our total consolidated copper production. This, in conjunction with our ongoing focus on reducing costs and deploying RACE21TM technology-driven improvements across our operations, will ensure we are well positioned as the rollout of vaccines and broad-based economic stimulus drive global economic recovery and associated commodity demand.”

Highlights

•	Adjusted profit attributable to shareholders(1) (2) of $248 million or $0.47 per share in Q4 2020 and $561 million or $1.05 per share for the year.
•	Adjusted EBITDA(1) (2) of $839 million in Q4 2020 and $2.6 billion for the year.
•	The QB2 project met our target of 40% overall completion at the end of 2020, with our on-site workforce ramped back up to pre-COVID-19 construction levels.
•	Our copper business unit had a strong Q4 2020, supported by an increase in copper prices. Copper production in the quarter was 78,100 tonnes with net cash unit costs(1)(2) of US$1.27 per pound sold.
•	Adjusted site cash cost of sales(1) (2) in Q4 2020 in our steelmaking coal business of $58 per tonne down $9 per tonne compared to Q3 2020.
•	Steelmaking coal sales near the top end of our Q4 2020 guidance range at 6.1 million tonnes with nearly 20% of sales to Chinese customers. Subsequent to the end of 2020, FOB Australia pricing levels increased significantly and are currently approximately US$40 per tonne higher than at the start of 2021, and CFR China prices have increased to above US$220 per tonne.
•	Exceeded our cost reduction target, realizing more than $1.0 billion in savings as of the end of 2020.

Notes:

1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2)	See “Use of Non-GAAP Financial Measures” section for reconciliation.

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Reference:	Fraser Phillips, Senior Vice President, Investor Relations and Strategic Analysis	604.699.4621
	Marcia Smith, Senior Vice President, Sustainability and External Affairs	604.699.4616

Additional corporate information is available at www.teck.com

Financial Summary Q4 and Annual 2020

Financial Metrics (CAD$ in millions, except per share data)	Q4 2020	Q4 2019	2020	2019
Revenues	$2,560	$2,655	$8,948	$11,934
Gross profit before depreciation and amortization1 2	$911	$875	$2,843	$4,959
Gross profit	$505	$460	$1,333	$3,340
Adjusted EBITDA1 2	$839	$785	$2,570	$4,473
Profit (loss) attributable to shareholders	$(464)	$(1,835)	$(864)	$(605)
Adjusted profit attributable to shareholders1 2	$248	$223	$561	$1,697
Basic earnings (loss) per share	$(0.87)	$(3.33)	$(1.62)	$(1.08)
Diluted earnings (loss) per share	$(0.87)	$(3.33)	$(1.62)	$(1.08)
Adjusted basic earnings per share1 2	$0.47	$0.40	$1.05	$3.03
Adjusted diluted earnings per share1 2	$0.46	$0.40	$1.04	$3.00

Notes:

1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2.	See “Use of Non-GAAP Financial Measures” section for reconciliation.

•	In Q4 2020, we recorded a non-cash, pre-tax impairment of $597 million (after-tax $438 million) on our interest in Fort Hills.

•	Liquidity of $6.5 billion as at February 17, 2021.

Key Updates

Executing on our copper growth strategy – QB2 a long-life, low-cost operation with major expansion potential

•	Through Q4 2020, the project continued its staged ramp up of the construction workforce to pre-COVID-19 levels in line with our plans developed in Q2 2020.

o	The project continues to enhance its protocols for, and management of, COVID-19;
o	Work is progressing across the project in line with our current plan;
o	Achieved our target of overall project progress of 40% at year end, and;
o	First production is expected in the second half of 2022, but is dependent on our continued ability to successfully manage through the impacts of COVID-19, among other things.

•	We have updated our estimate of the overall COVID-19 related project costs based on our current assumptions arising from the suspension and impacts to construction productivity seen to date under our COVID-19 protocols.

o	The estimated impact, including expensed costs and additional camp space, is expected to be approximately US$450 to US$500 million (excluding interest), an increase of approximately US$50 million over our previous guidance.

•	Click here for photos of construction progress on QB2.

Operational resilience in the face of a global pandemic

•	Despite ongoing challenges associated with COVID-19, in the second half of 2020 our operations performed in line with plan and without significant impacts carrying over to our 2021 operating plans.

o	All of our business units achieved H2 2020 production and sales guidance.

2	Teck Resources Limited 2020 Fourth Quarter News Release

o	Our zinc, steelmaking coal and energy business units achieved H2 2020 unit cost guidance and our copper business unit achieved H2 2020 net unit cost guidance.
o	In 2020, our safety performance metrics were at their lowest, representing our safest year on record.

Increasing margins – not volumes – in our steelmaking coal business

•	Steelmaking coal adjusted site cash cost of sales decreased in the fourth quarter to $58 per tonne, ahead of plan due to:

o	Elkview plant expansion;
o	The closure of our higher cost Cardinal River Operations;
o	Declining strip ratios, as planned;
o	Benefits of our cost reduction program; and
o	RACE21TM initiatives.

•	We completed construction and pre-commissioning of the Elkview saturated rock fill in the fourth quarter, on schedule and below budget.

•	The Neptune Bulk Terminals (Neptune) upgrade project to secure a lower cost, more reliable supply chain for our steelmaking coal is in the final phase of construction.

o	All major equipment has been installed and work activity is focused on final mechanical installations and completion of electrical and control systems. Significant new facilities have already been placed into operation and are performing to plan.
o	The surge in COVID-19 infections that started in Q4 has impacted both cost and schedule on the project, although first steelmaking coal is still expected to be handled through the new double dumper in early Q2 2021. The total cost of the project before the impact of COVID-19 is expected to be approximately 10% above our previous estimate and costs associated with COVID-19 impacts since the onset of the pandemic are estimated to be an additional $80 to $100 million.

Strong financial position

•	We have US$3.7 billion available on our US$4.0 billion revolving credit facility and our US$1.0 billion revolving credit facility is undrawn as at February 17, 2021. These facilities are committed to November 2024 and June 2022, respectively. Neither facility has an earnings or cash flow based financial covenant, a credit rating trigger or a general material adverse effect borrowing condition.

•	Since the launch of our cost reduction program at the beginning of Q4 2019, we have realized approximately $355 million in operating cost and $710 million in capital cost reductions. These reductions are against our expected spending that was contemplated at the end of June 2019. Our cost reduction program is now complete and reductions are included in our operating plans and guidance.

Safety and sustainability leadership

•	Health and Safety is a core value for Teck. We are deeply saddened by the fatality that took place in January 2021 at our Red Dog operations. Our investigation of the incident is ongoing.

•	We were named to the S&P 2020 Dow Jones Sustainability World Index for the 11th consecutive year and recognized as the industry leader in Metals and Mining. We were also recognized in January as one of the 2021 Global 100 Most Sustainable Corporations by Corporate Knights.

3	Teck Resources Limited 2020 Fourth Quarter News Release

•	We were named to the Forbes World’s Best Employers 2020 list, Canada’s Top Employers for Young People 2021 and as one of Canada’s Top 100 Employers for the fourth consecutive year by Mediacorp Canada’s Top Employer’s program.

•	We were named to the 2021 Bloomberg Gender-Equality Index for the fourth straight year.

Guidance

•	Summary guidance for 2021 is outlined below and our usual guidance tables, including three-year production guidance, can be found on pages 36 — 39.

2021 Guidance – Summary
Production Guidance
Copper (000’s tonnes)	275 – 290
Zinc (000’s tonnes)	585 – 610
Refined zinc (000’s tonnes)	300 – 310
Steelmaking coal (million tonnes)	25.5 – 26.5
Bitumen (million barrels)	8.6 – 12.1
Sales Guidance – Q1 2021
Red Dog zinc in concentrate sales (000’s tonnes)	90 – 100
Steelmaking coal sales (million tonnes)	5.9 – 6.3
Unit Cost Guidance
Copper net cash unit costs (US$/lb.)	$1.30 – 1.40
Zinc net cash unit costs (US$/lb.)	$0.40 – 0.45
Steelmaking coal adjusted site cash cost of sales (CAD$/tonne)	$59 – 64
Steelmaking coal transportation costs (CAD$/tonne)	$36 – 39
Bitumen adjusted operating costs (CAD$/barrel)	$28 – 32

4	Teck Resources Limited 2020 Fourth Quarter News Release

This news release is dated as at February 17, 2021. Unless the context otherwise dictates, a reference to “Teck,” “the company,” “us,” “we,” or “our” refers to Teck and its subsidiaries. Additional information, including our annual information form and management’s discussion and analysis for the year ended December 31, 2019, is available on SEDAR at www.sedar.com.

This document contains forward-looking statements. Please refer to the cautionary language under the heading “CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION” below.

Overview

•	Our profitability in the fourth quarter improved from a year ago, as significant increases in copper and zinc prices were partially offset by a substantial decline in steelmaking coal prices compared to the same period last year, as shown in the table below. Subsequent to the end of 2020, in response to demand improving in markets outside China and trade flows rebalancing, FOB Australia pricing levels increased significantly and are currently approximately US$40 per tonne higher than at the start of 2021, and CFR China prices have increased to above US$220 per tonne.

Average Prices and Exchange Rates	Three months ended December 31,		Change
	2020	2019
Copper (LME cash – US$/pound)	$3.25	2.67	22%
Zinc (LME cash – US$/ pound)	$1.19	1.08	10%
Steelmaking coal (realized US$/tonne)	$107	131	(18%	)
Blended bitumen (realized US$/barrel)	$34.36	41.20	(17%	)
Average exchange rate (CAD$ per US$1.00)	$1.30	1.32	(2%	)

•	Sales volumes of copper and refined zinc were higher in the fourth quarter, compared to the same period last year. This was offset by a decrease in the sales volumes of steelmaking coal and zinc in concentrate.

•	The QB2 project met our target of 40% overall completion at the end of 2020, with a workforce ramped back up to pre-COVID-19 construction levels. A more detailed update is included in the copper business unit section. See page 14 for details.

•	For steelmaking coal, in the fourth quarter, our sales were 6.1 million tonnes and our adjusted site cash cost of sales(1) (2) was $58 per tonne, below $60 per tonne, and lower than expected. We expect 2021 adjusted site cash cost of sales(1) (2) to be between $59 and $64 per tonne compared with $64 per tonne in 2020, supported by the changes in the cost structure of our steelmaking coal business unit. See page 19 for details.

Notes:

1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2)	See “Use of Non-GAAP Financial Measures” section for reconciliation.

5	Teck Resources Limited 2020 Fourth Quarter News Release

Profit and Adjusted Profit

In the fourth quarter, our loss attributable to shareholders was $464 million, or $0.87 per share, compared with a loss to shareholders of $1.8 billion, or $3.33 per share, in the same period a year ago. In the fourth quarter, we recorded an after-tax impairment charge of $438 million on our interest in Fort Hills. Our loss in the fourth quarter of 2019 was primarily due to after-tax asset impairment charges totalling $1.9 billion on our interest in Fort Hills and our Frontier oil sands project.

Adjusted profit attributable to shareholders in the fourth quarter, taking into account the items identified in the table below, was $248 million, or $0.47 per share, compared with $223 million, or $0.40 per share, in the fourth quarter of 2019. The most significant fourth quarter adjustments to profit reflected in the table below are the after-tax impairment charge, noted above, and $201 million (after-tax) of environmental costs primarily relating to a decrease in the rates used to discount our decommissioning and restoration provisions for closed operations and increased expected remediation costs.

Our adjusted profit for the fourth quarter increased compared with a year ago due to substantially higher realized copper prices and higher zinc prices, which were partially offset by a decrease in realized steelmaking coal prices. Our 2020 adjusted profit was significantly lower than the same period last year due to the impacts of COVID-19 on our business, including reduced production in the second quarter, the temporary suspension of our QB2 project during the year due to COVID-19 and lower prices for our products throughout the year.

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2020	2019	2020	2019

Profit (loss) attributable to shareholders	$(464)	$(1,835)	$(864)	$(605)
Add (deduct) on an after-tax basis:
Asset impairments	438	1,943	912	2,052
COVID-19 costs	–	–	233	–
Environmental costs	201	62	210	142
Inventory write-downs	15	34	91	41
Share-based compensation	21	4	34	3
Commodity derivative losses (gains)	(15)	1	(46)	(13)
Debt prepayment option gain	–	–	–	(77)
Loss on debt redemption or purchase	–	–	8	166
Taxes and other	52	14	(17)	(12)
Adjusted profit attributable to shareholders[1]	$248	$223	$561	$1,697
Adjusted basic earnings per share1 2	$0.47	$0.40	$1.05	$3.03
Adjusted diluted earnings per share1 2	$0.46	$0.40	$1.04	$3.00

Notes:

1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2.	See “Use of Non-GAAP Financial Measures” section for reconciliation.

In addition to the items identified in the table above, our results include gains and losses due to changes in market prices in respect of pricing adjustments. Pricing adjustments resulted in $47 million of after-tax gains ($73 million, before tax) in the fourth quarter, or $0.09 per share. We do not adjust our profit for pricing adjustments.

6	Teck Resources Limited 2020 Fourth Quarter News Release

COVID-19 Costs – Adjusted Profit

There were no COVID-19 costs included in our adjusted profit calculation in the fourth quarter.

COVID-19 operating protocols remain in place across our business with a continued focus on preventative measures, controls and compliance processes. Operating our mines at full production in a COVID-19 environment increases certain costs including for medical testing, safety equipment, safety supplies, additional transportation and accommodation costs for social distancing, among other things. These costs and certain costs related to inefficiencies would not have occurred absent COVID-19 and are incremental costs. However, they are considered a cost of operating in this environment and are not adjusted for in our adjusted profit calculation. To the extent these costs or inefficiencies have significantly impacted business unit costs or performance, they are discussed in the respective business unit sections of this news release.

During 2020, we expensed $272 million in costs associated with the temporary suspension of our QB2 project due to COVID-19 and the remobilization of the project. We also expensed $103 million of interest that would have otherwise been capitalized if construction on our QB2 project was not suspended. Consistent with the return to active construction on the QB2 project in the third quarter, we recommenced capitalization of borrowing costs and we did not expense further costs associated with remobilization of the project in the fourth quarter.

During the second quarter, due to COVID-19, we had to temporarily reduce production at a number of our operations. As a result, we incurred idle labour and other non-productive costs, which were adjusted for in our adjusted profit, as outlined in the table below. We also expensed costs associated with the suspension of the QB2 project and borrowing costs that would have otherwise been capitalized for QB2, consistent with the above.

The following table is intended to outline the COVID-19 costs that are included in our adjusted profit for 2020.

Financial Statement Category (CAD$ in millions)	COVID-19 costs – Adjusted Profit	Year ended December 31, 2020
Cost of sales	COVID-19 costs at operating sites including: • Labour costs for idle employees at sites with temporary shutdowns due to COVID-19	$41
Other operating income (expense)	COVID-19 costs including: • QB2 demobilization, remobilization and care and maintenance costs • Antamina care and maintenance and labour costs during temporary mine closure • COVID-19 fund donations	$290
Finance expense	Borrowing costs that would have been capitalized for QB2 if the project was not suspended	$103
Total COVID-19 costs		$434
Total COVID-19 costs (after-tax and non- controlling interests)		$233

7	Teck Resources Limited 2020 Fourth Quarter News Release

FINANCIAL OVERVIEW	Three months ended December 31,		Year ended December 31,
(CAD$ in millions, except per share data)	2020	2019	2020	2019

Revenues and profit
Revenues	$2,560	$2,655	$8,948	$11,934
Gross profit before depreciation and amortization[1]	$911	$875	$2,843	$4,959
Gross profit	$505	$460	$1,333	$3,340
Adjusted EBITDA[1]	$839	$785	$2,570	$4,473
Profit (loss) attributable to shareholders	$(464)	$(1,835)	$(864)	$(605)

Cash flow
Cash flow from operations	$594	$782	$1,563	$3,484
Property, plant and equipment expenditures	$930	$883	$3,129	$2,788
Capitalized stripping costs	$120	$152	$499	$680
Investments	$55	$55	$190	$178

Balance Sheet
Cash balances			$450	$1,026
Total assets			$41,278	$39,350
Debt and lease liabilities, including current portion			$6,947	$4,834

Per share amounts
Profit (loss) attributable to shareholders	$(0.87)	$(3.33)	$(1.62)	$(1.08)
Dividends declared	$0.05	$0.05	$0.20	$0.20

PRODUCTION, SALES AND PRICES

Production (000’s tonnes, except steelmaking coal and bitumen)
Copper[2]	78	71	276	297
Zinc in concentrate	179	149	587	640
Zinc – refined	80	66	305	287
Steelmaking coal (million tonnes)	6.0	6.7	21.1	25.7
Bitumen (million barrels)[2]	2.3	3.2	8.4	12.3

Sales (000’s tonnes, except steelmaking coal and blended bitumen)
Copper[2]	80	75	277	301
Zinc in concentrate	184	192	646	649
Zinc – refined	80	60	307	284
Steelmaking coal (million tonnes)	6.1	6.3	21.9	25.0
Blended bitumen (million barrels)[2]	3.0	3.8	11.6	16.0

Average prices and exchange rates
Copper (LME cash – US$/pound)	$3.25	$2.67	$2.80	$2.72
Zinc (LME cash – US$/ pound)	$1.19	$1.08	$1.03	$1.16
Steelmaking coal (realized US$/tonne)	$107	$131	$113	$164
Blended bitumen (realized US$/barrel)	$34.36	$41.20	$27.99	$45.20
Average exchange rate (CAD$ per US$1.00)	$1.30	$1.32	$1.34	$1.33

Notes:
1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information and a reconciliation to GAAP measures.
2.	We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% and 21.3% of production and sales from Antamina and Fort Hills, respectively, representing our proportionate ownership interest in these operations.

8	Teck Resources Limited 2020 Fourth Quarter News Release

BUSINESS UNIT RESULTS

Our revenues, gross profit before depreciation and amortization, and gross profit by business unit are summarized in the table below.

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2020	2019	2020	2019

Revenues
Copper	$820	$592	$2,419	$2,469
Zinc	739	745	2,700	2,968
Steelmaking coal	861	1,105	3,375	5,522
Energy	140	213	454	975

Total	$2,560	$2,655	$8,948	$11,934

Gross profit (loss) before depreciation and amortization1 2
Copper	$470	$239	$1,242	$1,080
Zinc	217	185	815	831
Steelmaking coal	248	448	1,009	2,904
Energy	(24)	3	(223)	144

Total	$911	$875	$2,843	$4,959

Gross profit (loss)
Copper	$368	$130	$859	$617
Zinc	147	120	523	601
Steelmaking coal	36	241	277	2,112
Energy	(46)	(31)	(326)	10

Total	$505	$460	$1,333	$3,340

Gross profit (loss) margins before depreciation1 2
Copper	57%	40%	51%	44%
Zinc	29%	25%	30%	28%
Steelmaking coal	29%	41%	30%	53%
Energy	(17)%	1%	(49)%	15%

Notes:

1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2.	See “Use of Non-GAAP Financial Measures” section for reconciliation.

9	Teck Resources Limited 2020 Fourth Quarter News Release

COPPER BUSINESS UNIT

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2020	2019	2020	2019

Copper price (realized – US$/pound)	$3.42	$2.70	$2.85	$2.73
Production (000’s tonnes)[3]	78	71	276	297
Sales (000’s tonnes)[3]	80	75	277	301
Gross profit, before depreciation and amortization1 2	$470	$239	$1,242	$1,080
Gross profit	$368	$130	$859	$617
Property, plant and equipment expenditures	$564	$480	$1,845	$1,565

Notes:

1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2.	See “Use of Non-GAAP Financial Measures” section for reconciliation.
3.	We include 22.5% of production and sales from Antamina, representing our proportionate ownership interest in this operation. We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements.

Performance

Gross profit from our copper business unit was $368 million in the fourth quarter compared with $130 million a year ago. Gross profit before depreciation and amortization(1) (2) increased by $231 million compared with a year ago (see table below) primarily due to higher copper prices and sales volumes, and higher by-product contributions from zinc.

Copper production of 78,100 tonnes in the fourth quarter was 6,900 tonnes higher than a year ago, primarily due to higher production at Carmen de Andacollo, which was impacted by a labour strike in the fourth quarter of 2019, as well as higher production at Antamina. Production at Highland Valley Copper was similar to a year ago, while production declined at Quebrada Blanca, as outlined in the operations section below.

Notes:

(1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
(2)	See “Use of Non-GAAP Financial Measures” section for reconciliation.

10	Teck Resources Limited 2020 Fourth Quarter News Release

The table below summarizes the change in gross profit before depreciation and amortization in our copper business unit for the quarter:

Gross Profit Before Depreciation and Amortization1 2 (CAD$ in millions)	Three months ended December 31,

As reported in the fourth quarter of 2019	$239
Increase (decrease):
Copper price realized	155
Sales volumes	21
Unit operating costs	(5)
Co-product and by-product contribution	25
Inventory write-down (2019)	20
Labour settlement and strike costs (2019)	22
Foreign exchange (CAD$/US$)	(7)

Net increase	231

As reported in current quarter	$470

Notes:

1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2.	See “Use of Non-GAAP Financial Measures” section for reconciliation.

Property, plant and equipment expenditures totaled $564 million, including $66 million for sustaining capital and $483 million for project development expenditures for QB2. Capitalized stripping costs were $46 million in the fourth quarter, similar to a year ago.

Markets

The refined copper market improved during the fourth quarter with prices at a low of US$2.87 per pound in early October and exceeding US$3.60 per pound by late December. Demand outside of China began to recover in the second half of the fourth quarter while demand in China increased above 2019 levels. This was partly the result of continued Chinese government stimulus measures, increased infrastructure spending and improved construction and manufacturing activities. Chinese imports of copper in the fourth quarter likely exceeded domestic demand as spot refined cathode premiums in China remained below annual contract terms during the quarter. The lack of scrap going into China, as a result of environmental import restrictions, combined with a tight concentrate market, forced consumers into the cathode market with cathode imports into China up 36% to 4.3 million tonnes in 2020.

Tightness in the copper concentrate market continued through the fourth quarter, with spot treatment charges remaining below the annual negotiated contract terms for 2020. Cumulative mine production disruptions in 2020 were at record-high levels due mainly to government and health authority measures required to limit the spread of COVID-19. Spot treatment charges remained relatively unchanged as the negotiations for 2021 annual terms continued. Annual negotiated contract terms for treatment and refining charges for 2021 are being reported by major publications at US$59.50/US$0.059, the sixth consecutive year of reductions.

South American mine production improved in the fourth quarter and Chinese smelters returned from maintenance outages taken in the third quarter. While supply constraints due to the effects of COVID-19 improved at a number of mining operations in the fourth quarter, the total production from South America was down. Chile reported production down 9% in December as compared to the previous month, to finish the year 1% lower than 2019. Peruvian mine production fell 2% in December and was down 13% to the end of December 2020, as compared to a year ago.

11	Teck Resources Limited 2020 Fourth Quarter News Release

Operations

Highland Valley Copper

Copper production of 33,900 tonnes in the fourth quarter was similar to a year ago, as higher copper grades and mill recoveries were offset by a 14% decrease in mill throughput. Production in the fourth quarter continued to be impacted by harder than anticipated ores. We have incorporated updated geological information based on ores processed during 2020 to improve our confidence in the 2021 operating plan. In the fourth quarter, molybdenum production of 439,000 pounds was approximately 68% lower than a year ago primarily due to substantially lower grades.

Operating costs before changes in inventory in the fourth quarter were $155 million, similar to a year ago.

Copper production in 2021 is anticipated to be between 128,000 and 133,000 tonnes, with lower production in the first half of 2021. This is lower than our previous guidance. We have identified the rock unit attributable to the decreased throughput and it is now incorporated in our throughput model. This will continue to be a component of the ore feed through 2022 and declines thereafter. Annual copper production from 2022 to 2024 is expected to be between 135,000 and 165,000 tonnes per year. Molybdenum production in 2021 is expected to be between 1.2 million and 1.8 million pounds, with annual production expected to be between 3.0 million and 4.5 million pounds from 2022 to 2024.

Antamina

Copper production (100% basis) of 118,500 tonnes in the fourth quarter was 7,100 tonnes higher than a year ago primarily due to higher mill throughput. The mix of mill feed in the quarter was 53% copper-only ore and 47% copper-zinc ore, compared with 64% and 36%, respectively, a year ago. As expected in the mine plan, zinc production (100% basis) increased 68,000 tonnes from a year ago to 147,000 tonnes in the fourth quarter due to higher zinc grades and a higher proportion of copper-zinc ore.

Operating costs before changes in inventory in the fourth quarter were US$76 million (22.5% share), or 20% higher than a year ago. The increase was primarily due to higher workers’ participation expense, which is the result of higher profitability, as well as higher contractor and labour costs.

Our 22.5% share of 2021 production at Antamina is expected to be in the range of 91,000 to 95,000 tonnes of copper, 95,000 to 100,000 tonnes of zinc and 1.0 to 1.4 million pounds of molybdenum. Our share of annual copper production is expected to average 90,000 tonnes from 2022 to 2024. Zinc production is expected to remain high through the next couple of years as a result of mine sequencing. Our share of zinc production is expected to average between 80,000 and 100,000 tonnes with annual production fluctuating due to feed grades and the amount of copper-zinc ore available to process. Our share of annual molybdenum production is expected to be between 2.0 to 3.0 million pounds between 2022 and 2024.

Carmen de Andacollo

Copper production of 14,300 tonnes in the fourth quarter was 7,000 tonnes higher than a year ago primarily due to a labour strike, which occurred in the fourth quarter of 2019, partially offset by lower copper grades. Mill throughput was impacted in the quarter by unexpected maintenance and repairs.

Operating costs before changes in inventory in the fourth quarter of US$49 million were US$18 million higher than a year ago, primarily due to lower costs in the fourth quarter of 2019 resulting from the suspension of operations caused by the labour strike.

Carmen de Andacollo’s copper production in 2021 is expected to be in the range of 46,000 to 51,000 tonnes of copper, including approximately 1,000 tonnes of copper cathode. Production in 2021 is expected to be lower than 2020 due to lower copper grades. Annual copper in concentrate production is expected to be between 50,000 and 60,000 tonnes for 2022 to 2024.

12	Teck Resources Limited 2020 Fourth Quarter News Release

Quebrada Blanca

Copper cathode production of 3,300 tonnes in the fourth quarter was 2,000 tonnes lower than a year ago as expected due to the continued decline of cathode production following the completion of mining in 2018.

Operating costs before changes in inventory in the fourth quarter were US$15 million, or US$8 million lower than a year ago primarily due to the planned ramp-down of cathode production.

Copper cathode production is now expected to continue until late 2021 as a result of better than expected secondary copper extraction from previous leach piles. We expect copper cathode production of approximately 10,000 to 11,000 tonnes in 2021, with declining production rates in the second half of the year.

Cost of Sales

Total cash unit costs of product sold in the fourth quarter, before cash margins for by-products, of US$1.60 per pound were similar to the same period a year ago. Cash margins for by-products(1) (2) was US$0.33 per pound compared with US$0.24 per pound in the same period a year ago. Substantially higher zinc production and sales volumes from Antamina and higher zinc prices more than offset lower molybdenum production and sales volumes. The resulting net cash unit costs for copper, after cash margins for by-products, of US$1.27 per pound was US$0.07 per pound lower than the same period a year ago. Cost of sales were $452 million in the fourth quarter, or $10 million lower than the same period last year.

In the second half of 2020, total cash unit costs of US$1.58 per pound were higher than our guidance range of US$1.45 to US$1.55 per pound. This was primarily due to higher royalty and workers’ participation expense resulting from higher profitability at Antamina, as well as lower than anticipated production at Highland Valley Copper and Carmen de Andacollo. Net cash unit costs of US$1.26 per pound in the second half of 2020 were within our guidance range of US$1.20 to US$1.30 per pound.

	Three months ended December 31,		Year ended December 31,
(amounts reported in US$ per pound)	2020	2019	2020	2019

Adjusted cash cost of sales1 2	$1.42	$1.40	$1.39	$1.49
Smelter processing charges	0.18	0.18	0.18	0.19

Total cash unit costs1 2	$1.60	$1.58	$1.57	$1.68
Cash margins for by-products1 2	(0.33)	(0.24)	(0.29)	(0.29)

Net cash unit costs1 2	$1.27	$1.34	$1.28	$1.39

Notes:

1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2.	See “Use of Non-GAAP Financial Measures” section for reconciliation.

Outlook

We expect 2021 copper production to be in the range of 275,000 to 290,000 tonnes. Higher production at Highland Valley Copper and Antamina are expected to offset declines at Carmen de Andacollo and Quebrada Blanca.

Notes:

(1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
(2)	See “Use of Non-GAAP Financial Measures” section for reconciliation.

13	Teck Resources Limited 2020 Fourth Quarter News Release

In 2021, we expect our copper total cash unit costs to be in the range of US$1.65 to US$1.75 per pound before cash margins for by-products. Copper net cash unit costs are expected to be in the range of US$1.30 to US$1.40 per pound after cash margins for by-products based on current production plans, by-product prices and exchange rates.

We expect copper production to be in the range of 275,000 to 315,000 tonnes from 2022 to 2024, excluding QB2, which is expected to add substantially to our overall copper production following first production in the second half of 2022.

Development Projects

Quebrada Blanca Phase 2

The project has ramped up to pre-COVID-19 levels in accordance with plan and will continue to ramp-up further as conditions permit with peak construction workforce levels expected in the second quarter of 2021. The overall project progress through the end of December 31, 2020 met our year end target of 40% overall completion. Significant focus remains on managing COVID-19 and the extensive protocols in place to protect the health and safety of our employees.

As previously reported, the temporary suspension due to COVID-19 in mid-March and impacts related to managing ramp-up and construction within the current COVID-19 environment has resulted in changes to both project capital costs and schedule. We have updated our estimate of the overall COVID-19 related costs based on the impacts to construction seen to date under the existing COVID-19 management protocols. However, additional cost risk remains should the pandemic worsen or continue for a protracted period of time.

The impact of the construction suspension, including estimated ramp-up costs and estimated costs associated with ongoing compliance with health and safety protocols in the context of COVID-19, as well as additional camp space that would not have been required absent COVID-19, are anticipated to be approximately US$450 to US$500 million, of which US$197 million has been expensed. This is an increase of US$50 million over previous guidance. This does not include interest that would have otherwise been capitalized if the project were not suspended.

The estimated capital cost of QB2 excluding costs associated with COVID-19 remains US$5.2 billion as announced on March 31, 2020, including escalation and based on a CLP/USD exchange rate of 775 from April 1, 2020. The average realized exchange rate was approximately 800 from April 1, 2020 to December 31, 2020. The go-forward capital cost from January 1, 2021 is estimated at US$3.2 billion, assuming a CLP/USD rate of 775 over the remainder of the project. A 25 CLP change in the CLP/USD exchange rate would change the capital cost by approximately US$80 million.

First production is expected in the second half of 2022, in line with previous guidance, reflecting the estimate of schedule delay related to COVID-19, including demobilization, suspension and restart impacts.

14	Teck Resources Limited 2020 Fourth Quarter News Release

ZINC BUSINESS UNIT

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2020	2019	2020	2019

Zinc price (realized – US$/pound)	$1.20	$1.07	$1.04	$1.13
Production (000’s tonnes)
Refined zinc	80	66	305	287
Zinc in concentrate[1]	146	131	491	572
Sales (000’s tonnes)
Refined zinc	80	60	307	284
Zinc in concentrate[1]	149	173	551	581
Gross profit before depreciation and amortization2 3	$217	$185	$815	$831
Gross profit	$147	$120	$523	$601
Property, plant and equipment expenditures	$40	$78	$195	$262

Notes:

1.	Represents production and sales from Red Dog and Pend Oreille (closed in July 2019). Excludes co-product zinc production from our 22.5% proportionate interest in Antamina.
2.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
3.	See “Use of Non-GAAP Financial Measures” section for reconciliation.

Performance

Gross profit from our zinc business unit was $147 million in the fourth quarter compared with $120 million a year ago. Gross profit before depreciation and amortization increased by $32 million compared with a year ago (see table below) primarily as a result of higher zinc prices and higher by-product contributions, which were partially offset by higher unit operating costs and higher royalty expense.

At our Red Dog Operations, zinc and lead production in the fourth quarter increased by 11% and 2%, respectively, compared to a year ago. The higher production was primarily due to higher mill throughput and improved mill recoveries. At Trail Operations, production of refined zinc was 20% higher than a year ago, while lead production increased by 5%, as outlined in the operations section below.

15	Teck Resources Limited 2020 Fourth Quarter News Release

The table below summarizes the change in gross profit before depreciation and amortization, in our zinc business unit for the quarter.

Gross Profit Before Depreciation and Amortization1 2 (CAD$ in millions)	Three months ended December 31,

As reported in the fourth quarter of 2019	$185
Increase (decrease):
Zinc price realized	43
Sales volumes	(1)
Unit operating costs	(10)
Co-product and by-product contribution	16
Royalties	(11)
Foreign exchange	(5)

Net increase	32

As reported in current quarter	$217

Notes:

1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2.	See “Use of Non-GAAP Financial Measures” section for reconciliation.

Property, plant and equipment expenditures include $38 million for sustaining capital, of which $12 million relates to our Trail Operations and $26 million relates to Red Dog.

Markets

The refined zinc market improved during the fourth quarter, as manufacturing, automotive, construction and infrastructure sectors all improved. Zinc prices rose during the fourth quarter from a low of US$1.04 per pound at the beginning of October, exceeding US$1.28 per pound by late December, a nineteen-month high. The slow reopening of economies in Europe and North America started to bring consumers back into the market, with steel order books looking strong into the first half of 2021. Despite the challenges arising from COVID-19 in Europe and North America, galvanized steel prices globally have been rising since the second quarter and are now at the highest levels since 2008. Low inventories combined with strong growth have kept steel mills running at high levels through the quarter. In China, demand remained well supported into December with galvanized steel benefiting from a strong home appliance sector and improved automotive demand in the second half of the year.

The zinc concentrate market remained in deficit in the fourth quarter, with spot treatment charges remaining below the annual negotiated terms for 2020. Production and logistics issues in Latin America, combined with lower Chinese domestic mine production, extended the shortage of material available to smelters during the quarter. Chinese zinc mine production was down 2% in 2020, while smelter production was up 3%, according to the Chinese Nonferrous Metals Industry Association. Zinc concentrate shipments into China rose 21% to the end of December over the previous year. Despite an increase in imports over 2019, the global concentrate market remained tight as supply from Latin America during 2020 remained under pressure.

Operations

Red Dog

Zinc production increased to 146,100 tonnes in the fourth quarter compared with 131,100 tonnes a year ago. The increase was primarily due to higher mill throughput and improved mill recoveries. Lead production was similar to a year ago at 26,400 tonnes.

16	Teck Resources Limited 2020 Fourth Quarter News Release

Zinc sales of 149,100 tonnes in the fourth quarter were in line with our guidance of 145,000 to 155,000 tonnes. Offsite zinc inventory available for sale from January 1, 2021 was approximately 166,000 tonnes of contained metal. There was no offsite lead inventory available for sale as of January 1, 2021.

Operating costs before inventory changes in the fourth quarter were US$76 million, 7% higher than a year ago primarily due to higher labour and contractor costs as well as higher property taxes.

We continue to implement tailings and water-related projects to manage increased water volume at Red Dog Operations. Climate change is affecting conditions in the receiving environment, which limited our ability to discharge treated water in 2020, leading to increased water in the storage facilities. Throughout 2020, we completed several projects to increase storage capacity and implemented a breakthrough RACE21TM project that significantly increased water treatment capability. In addition, a new water treatment plant was installed to increase the water discharge capacity when permit limitations allow. These projects removed the temporary restrictions from the mine plan put in place to manage water levels in 2020. We are advancing additional projects in 2021 to minimize potential constraints on production in the future.

Red Dog’s production of contained metal in 2021 is anticipated to be in the range of 490,000 and 510,000 tonnes of zinc and 85,000 to 95,000 tonnes of lead. From 2022 to 2024, zinc production is expected to be in the range of 510,000 to 550,000 tonnes of contained zinc per year as the mine plan enters an area of higher grade ores, while lead production is expected to be between 80,000 and 90,000 tonnes of contained lead per year.

Trail Operations

Refined zinc production of 80,000 tonnes in the fourth quarter was 13,100 tonnes higher than a year ago. In the fourth quarter of 2019, production was impacted by an electrical equipment failure in the zinc refinery.

Refined lead production of 17,800 tonnes in the fourth quarter was 800 tonnes higher than the same period last year.

Operating costs before changes in inventory in the fourth quarter were 5% higher than a year ago at $129 million primarily due to higher contractor and electricity costs.

In 2021, we expect Trail Operations to produce between 300,000 to 310,000 tonnes of refined zinc. Refined zinc production from 2022 to 2024 is expected to be between 305,000 to 315,000 tonnes per year. Refined lead and silver production at Trail are expected to be similar to prior years but will fluctuate as a result of concentrate feed source optimization.

17	Teck Resources Limited 2020 Fourth Quarter News Release

Cost of Sales

Total cash unit costs of product sold in the fourth quarter for our zinc mining operations, before cash margins for by-products, were US$0.59 per pound. This was US$0.09 per pound higher than a year ago primarily due to higher smelter processing charges. Cost of sales in our zinc business unit were $592 million in the fourth quarter compared with $625 million a year ago.

	Three months ended December 31,		Year ended December 31,
(amounts reported in US$ per pound)	2020	2019	2020	2019

Adjusted cash cost of sales1 2	$0.29	$0.27	$0.26	$0.30
Smelter processing charges	0.30	0.23	0.27	0.21

Total cash unit costs1 2	$0.59	0.50	$0.53	0.51
Cash margins for by-products1 2	(0.15)	(0.14)	(0.17)	(0.17)

Net cash unit costs1 2	$0.44	$0.36	$0.36	$0.34

Notes:

1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2.	See “Use of Non-GAAP Financial Measures” section for reconciliation.

Outlook

We expect 2021 production of zinc in concentrate, including co-product zinc production from our copper business unit, to be in the range of 585,000 to 610,000 tonnes. We expect lead production from Red Dog to be in the range of 85,000 to 95,000 tonnes in 2021.

In 2021, we expect our zinc total cash unit costs to be in the range of US$0.54 to US$0.59 per pound before cash margins for by-products. Total cash unit costs at Red Dog are expected to increase in 2021 due primarily to lower production volumes in 2020 compared to prior years. Zinc net cash unit costs are expected to be in the range of US$0.40 to US$0.45 per pound after cash margins for by-products in 2021 based on current production plans, by-product prices and exchange rates. Cash margins for by-products are expected to be lower in 2021 primarily due to lower silver production. Net cash unit costs are expected to vary significantly throughout the year, in line with normal seasonal sales patterns. Sales of Red Dog lead, our main by-product, are typically completed in the third and fourth quarters, resulting in limited by-product credits and consequently higher net cash unit costs in the first half of the year.

For the 2022 to 2024 period, we expect total zinc in concentrate production to be in the range of 590,000 to 650,000 tonnes per year.

At Red Dog, we currently expect sales of zinc in concentrate to be in the range of 90,000 to 100,000 tonnes in the first quarter of 2021. Zinc sales are expected to be lower than normal in the first half of 2021, particularly in the second quarter. The expected lower sales are a result of reduced production in 2020 caused by maintenance and water-related challenges, as reported in previous quarters. This resulted in lower concentrate shipments during 2020 and therefore a reduction in offsite zinc inventory available for sale. In the second quarter of 2021, we currently expect zinc sales to be in the range of 35,000 to 45,000 tonnes.

18	Teck Resources Limited 2020 Fourth Quarter News Release

STEELMAKING COAL BUSINESS UNIT

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2020	2019	2020	2019

Steelmaking coal price (realized US$/tonne)	$107	$131	$113	$164
Steelmaking coal price (realized CAD$/tonne)	$140	$173	$152	$218
Production (million tonnes)	6.0	6.7	21.1	25.7
Sales (million tonnes)	6.1	6.3	21.9	25.0
Gross profit before depreciation and amortization1 2	$248	$448	$1,009	$2,904
Gross profit	$36	$241	$277	$2,112
Property, plant and equipment expenditures	$309	$273	$982	$754

Notes:

1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2.	See “Use of Non-GAAP Financial Measures” section for reconciliation.

Performance

Gross profit in the fourth quarter from our steelmaking coal business unit was $36 million compared with $241 million a year ago. Gross profit before depreciation and amortization (1) (2) in the fourth quarter declined by $200 million from a year ago (see table below), primarily due to a 19% decrease in realized steelmaking coal prices.

Fourth quarter sales of 6.1 million tonnes were near the high end of our guidance range, while being slightly below the same quarter a year ago, and 18% higher compared to the third quarter of this year. We increased our sales volumes to China in the fourth quarter to nearly 20% of our total sales in response to increased demand due to restrictions on Australian coal imports into China.

Pricing in China for our steelmaking coal began to increase steadily from around the middle of the fourth quarter when a large portion of our overall sales were already concluded. Our contract sales to Chinese customers, which are priced on the basis of the CFR China price assessments, also benefited from the rising CFR China price assessments. In a declining price environment, our average realized price relative to the FOB Australia price assessments would normally be lower than the long-term average. As a result of these recent Chinese sales at premium prices, our fourth quarter realized price was higher than anticipated when compared to the FOB Australia price assessments, despite the price drop for markets outside China where the majority of our volumes are sold.

Notes:

(1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
(2)	See “Use of Non-GAAP Financial Measures” section for reconciliation.

19	Teck Resources Limited 2020 Fourth Quarter News Release

The table below summarizes the change in gross profit, before depreciation and amortization, in our steelmaking coal business unit for the quarter:

Gross Profit Before Depreciation and Amortization1 2 (CAD$ in millions)	Three months ended December 31,

As reported in fourth quarter of 2019	$448
Increase (decrease):
Steelmaking coal price realized	(201)
Sales volumes	(13)
Operating costs	14
Transportation	(3)
Inventory write-downs (2020 – $14 million, 2019 – $28 million)	14
Foreign exchange	(11)

Net decrease	(200)

As reported in current quarter	$248

Notes:

1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2.	See “Use of Non-GAAP Financial Measures” section for reconciliation.

Property, plant and equipment expenditures totalled $309 million in the fourth quarter, which included $150 million associated with the upgrade of Neptune and $80 million associated with water projects. Capitalized stripping costs were $61 million in the fourth quarter compared with $81 million a year ago, as the operations are mining in fewer areas that are in early stages of development.

Markets

Demand for steelmaking coal continued to gradually recover from the COVID-19 pandemic in the fourth quarter and demand recovery is expected to continue into 2021. A number of steel producers outside of China, who had previously deferred purchases to manage stock levels in response to the decreased demand began restocking raw materials. This is in preparation for blast furnace restarts and increased levels of production expected in 2021.

Steel production in China returned to pre-COVID-19 levels during the second quarter and has been running at record production levels since May 2020, with full-year production reaching a new record high of 1.05 billion tonnes. During 2020, China increased its seaborne steelmaking coal imports by approximately 20% to the second highest level to mitigate supply shortness due to lower imports from Mongolia amid almost stable Chinese domestic production. China’s heightened seaborne import restrictions which came into effect in October 2020, are mainly directed towards Australian coal, creating demand for seaborne steelmaking coal from sources other than Australia. A number of Teck’s Chinese contract and spot customers inquired for availability of cargos throughout the fourth quarter and into 2021.

Chinese steel production is running at record-high levels and the demand for steelmaking coal is improving in the rest of the world. Despite this, change in seaborne steelmaking coal trade flows are adversely impacting pricing outside of China as cargoes originally destined for China have been diverted to non-Chinese markets. The average of the FOB Australia price assessments declined from approximately US$138 per tonne in early October to approximately US$103 per tonne by year-end. Subsequent to the end of 2020, FOB Australia pricing levels increased significantly and are currently approximately US$40 per tonne higher than at the start of 2021, and CFR China prices have increased to above US$220 per tonne.

20	Teck Resources Limited 2020 Fourth Quarter News Release

Operations

In the second and third quarters of 2020, our production was lower than a year ago due to weak markets and the impact of COVID-19. With an expected increase in fourth quarter sales volumes and the completion of the planned Neptune shutdown, we anticipated a ramp up in production in the fourth quarter of 2020 towards near full capacity. As a result, our fourth quarter production of 6.0 million tonnes was up 18% from the third quarter of this year, but was 10% lower than same period last year. Operations experienced processing challenges in the fourth quarter that resulted in some outages to address bottlenecks. Utilization of available processing capacity was maximized to meet additional spot sales opportunities into China. The processing issues were largely resolved by the end of the quarter.

Despite the COVID-19 safety measures we have implemented, daily mining productivities at our operations continue to achieve historically high performance levels. Similar to the third quarter, the efficiencies realized and supported by our RACE21™ innovation-driven business transformation program resulted in record quarterly truck productivities, up 0.5% compared to the same period last year. The improved productivities reduced material movement costs and have positioned the operations with sufficient steelmaking coal inventories to support a return to full production rates in 2021.

Cost of Sales

Cost of sales were $825 million in the fourth quarter compared with $864 million in the fourth quarter of 2019. Adjusted site cash cost of sales(1) (2) were $62 per tonne in the second half of 2020, consistent with our guidance. This was supported by substantially reduced adjusted site cash cost of sales of $58 per tonne in the fourth quarter, down 4% compared to the same quarter a year ago. We have structurally shifted the cost base of the business unit lower with the closure of Cardinal River Operations, the completion of the expansion of our Elkview Operations in the first half of 2020, a decrease in our strip ratio to 10:1, the results of our cost reduction program and value supported by RACE21™.

Transportation costs were impacted by higher costs to capitalize on additional higher-margin sales to China and a higher percentage of volumes were shipped through Westshore to accommodate commissioning activities at Neptune. These increases were partially offset by lower rail rates and we were within our guidance for the second half of 2020.

The tables below report the components of our unit costs in Canadian and equivalent U.S. dollars.

	Three months ended December 31,		Year ended December 31,
(amounts reported in CAD$ per tonne)	2020	2019	2020	2019

Adjusted site cash cost of sales[1]	$58	$60	$64	$65
Transportation costs	40	40	41	39
Inventory write-down	2	4	3	1

Unit costs[1]	$100	$104	$108	$105

Note:

1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information and reconciliation to GAAP measures.

Notes:

(1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
(2)	See “Use of Non-GAAP Financial Measures” section for reconciliation.

21	Teck Resources Limited 2020 Fourth Quarter News Release

	Three months ended December 31,		Year ended December 31,
(amounts reported in US$ per tonne)	2020	2019	2020	2019

Adjusted site cash cost of sales[1]	$44	$46	$47	$49
Transportation costs	31	30	31	29
Inventory write-down	2	3	2	1

Unit costs[1]	$77	$79	$80	$79

Note:

1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information and reconciliation to GAAP measures.

Our total cost of sales for the quarter also included a $20 per tonne charge for the amortization of capitalized stripping costs and $15 per tonne for other depreciation.

Development Projects

We continue to progress the Neptune facility upgrade project. All major equipment is now installed and work activity is focused on final mechanical installations and completion of electrical and control systems. Significant new facilities including the replacement of the existing dumper and the stacker-reclaimer have been fully constructed, tested and successfully placed in operation with train dumping and ship loading performing as planned. A 35-day scheduled outage took place in the first quarter of 2021, removing one of the existing shiploaders and installing a new high capacity shiploader and associated material handling systems. This shutdown essentially completes the outbound system, with commissioning to be concluded during the first quarter. Construction of the inbound-coal facilities, including the new tandem railcar dumper is anticipated to be completed at the end of the first quarter, with first steelmaking coal early in the second quarter and commissioning and full ramp up to follow. Construction activities and delivery of materials have been impacted by the resurgence of COVID-19 late in the year, resulting in pressure on the project schedule and cost increases. We will provide an update on the capital cost of the project once the final costs are determined, but at this point the total cost of the project before COVID-19 impacts is expected to be approximately 10% higher than our previous estimate of approximately $800 million. Costs associated with the impacts of COVID-19 since the onset of the pandemic, including vendor delays and subsequent construction resequencing, workforce productivity and mandated restrictions, are estimated to be an additional $80 to $100 million. Spending on the Neptune facility upgrade project is expected to be approximately $310 million in 2021 through to completion. Once completed, the upgrade project will significantly increase terminal-loading capacity and improve our capability to meet delivery commitments to our customers while lowering our overall logistics costs.

Upstream in the supply chain, CP Rail and CN Rail are continuing to progress infrastructure improvements and operating protocols to support increased volumes through Neptune.

Outlook

Despite the challenges in 2020, the steelmaking coal business unit achieved a substantial ramp up in production and sales in the fourth quarter, and entered 2021 with strong raw coal inventory levels.

We anticipate annual production in 2021 to be between 25.5 and 26.5 million tonnes as we transition to full production rates to meet anticipated demand. We continue to advance mining in new areas at our Fording River, Elkview and Greenhills Operations. The new areas are expected to extend the lives of these mines and allow us to produce 26 to 27 million tonnes in the long term to continue to offset the closure of Coal Mountain and Cardinal River Operations.

22	Teck Resources Limited 2020 Fourth Quarter News Release

Over the past two weeks, severe winter weather has impacted our production and logistics service providers. Including the adverse weather impacts, we expect sales of 5.9 to 6.3 million tonnes in the first quarter of 2021.

We will continue to prioritize available spot sales volumes to China, which is expected to result in favourable price realizations. We expect our realized price in the first quarter of 2021 to be materially higher than the ten-year average when compared with the average of the three assessments lagged by one month.

Although steelmaking coal prices have softened since the pandemic, market fundamentals remain supportive of our sales plan. We continue to have detailed discussions with customers regarding 2021 sales and we are restructuring our sales book to target approximately 7.5 million tonnes to China. These sales are subject to a range of risks including general market and economic conditions, general and specific port restrictions, Chinese regulation and policies and normal production and operating risks. We aim to sell these tonnes at CFR China pricing, which currently reflects a premium to Australian FOB spot pricing. Final sales and average prices for a given quarter will depend on product mix, market direction for spot priced sales and timely arrival of vessels, as well as the performance of the rail transportation network and port loading facilities.

We expect 2021 adjusted site cash cost of sales to be between $59 and $64 per tonne, consistent with the second half of 2020, reflecting the structural change in the cost base of our steelmaking coal business unit. Within this guidance, we expect to be near the higher end of the range in the second and third quarter of 2021 as a result of annual maintenance outages. In the first and fourth quarters of the year, we expect to be near the lower end of the range based on higher productivities and fewer scheduled outages.

Transportation costs in 2021 are expected to decrease substantially to approximately $36 to $39 per tonne with the completion of the Neptune upgrade project and enhanced rail network flexibility. Transportation costs in the first half of the year are expected to exceed the upper end of the annual range during the final stages of Neptune upgrade construction and commissioning. We expect higher first half transportation costs to be offset with costs at the lower end of the range in the second half of 2021.

In the third quarter of 2020, we entered into an agreement in principle, since reflected in a definitive agreement, with Westshore Terminals for the shipment of steelmaking coal beyond the expiry of our current contract on March 31, 2021. With improving demand for steelmaking coal and strong pricing FOB Australia as well as CFR China, we have arranged for additional tonnage at Westshore to increase our operating flexibility. We expect to ship between 12.55 and 13.55 million tonnes of steelmaking coal though Westshore in 2021, of which approximately 5 million tonnes is expected to be shipped in the first quarter. After 2021, the agreement provides for the shipment of between 5 and 7 million tonnes per annum at fixed loading charges, for a total of 33 million tonnes over a period of approximately five years.

Our commercial agreements with Westshore and Ridley Terminals complement the upgrades underway at Neptune and investments by CN Rail and CP Rail between Kamloops and Neptune to enhance rail infrastructure. Together, these structural changes to the supply chain are expected to provide greater flexibility and optionality for Teck shipments and contribute to reduced costs and improved performance and reliability throughout the company’s steelmaking coal supply chain. During the fourth quarter, we continued to progress negotiations with CP Rail in anticipation of our current westbound rail contract expiring on March 31, 2021.

We expect sustaining capital expenditures for our steelmaking coal operations to be approximately $430 million in 2021, including approximately $255 million related to water treatment and approximately $175 million for ongoing operations. In addition, growth capital of approximately $310 million will be invested in the Neptune facility upgrade project and $80 million in RACE21TM. The RACE21TM program expenditures include substantial completion of the autonomous haulage pilot at Elkview Operations and investment in process and mining operating systems and data analytics at our operations. Capitalized stripping costs are expected to be approximately $295 to $345 million in 2021.

23	Teck Resources Limited 2020 Fourth Quarter News Release

Elk Valley Water Management Update

We continue to implement the water quality management measures required by the Elk Valley Water Quality Plan (the Plan). The Plan establishes short-, medium- and long-term water quality targets for selenium, nitrate, sulphate and cadmium to protect the environment and human health, as well as a plan to manage calcite formation. In 2020, we completed the Elkview Phase 2 Saturated Rock Fill (SRF), doubling its capacity from 10 to 20 million litres per day, and we are currently in the commissioning phase. We also continued to advance the construction of the Fording River South Active Water Treatment Facility (FRO-S AWTF), expected to be complete during the second quarter of 2021, and the construction of our next SRF at our Fording River Operations, planned for commissioning in the fourth quarter of 2021.

The majority of our 2020 capital spending for water projects in the steelmaking coal business unit was associated with our FRO-S AWTF, the Elkview Phase 2 SRF, the Kilmarnock Diversion and the advancement of the Eagle 4 SRF at our Fording River Operations. Capital spending in 2020 on water treatment was $266 million, below our previous guidance of $285 million. COVID-19 resulted in a delay in the construction of our FRO-S AWTF in the fourth quarter 2020, which in combination with a change in the general contractor, has delayed the completion of the project to the second quarter of 2021.

Capital spending in 2021 on water treatment (AWTFs and SRFs) and water management (source control, calcite management and tributary management) is estimated to be approximately $255 million. By the end of 2021, we expect to increase total treatment capacity to more than 50 million litres per day with the completion of FRO-S AWTF, Elkview Phase 2 SRF and the first phase of an SRF at the north end of the Elk Valley.

From 2022 to 2024, we plan to invest an additional $300 to $400 million of capital on water management and water treatment. The investment in water treatment will further increase treatment capacity to 90 million litres per day and will be achieved through the development of SRFs. Our guidance on water related capital spending from 2021 to 2024 has increased by approximately $100 million. The increase in costs is due to approximately $25 million in spending that was delayed from 2020 to 2021, approximately $45 million in COVID-19 costs primarily related to the FRO-S AWTF and approximately $30 million related to other factors including scope changes.

The table below sets out the components of our expected water treatment and management capital costs for the years 2021 and 2022 to 2024.

($ in millions)	2021	2022 to 2024

Water treatment (AWTFs and SRFs)	$215	$200 – 250
Water management (source control, calcite and tributary)	40	100 – 150

	$255	$300 – 400

In addition to the capital set out above and as previously announced, the aggregate cost of the incremental measures required under the October 2020 Direction issued by Environment and Climate Change Canada, outlined below, are preliminarily estimated at $350 to $400 million between 2021 and 2030. These cost estimates are based on limited engineering, and the feasibility of certain measures has not yet been confirmed. The results of environmental monitoring may dictate that certain of the measures do not need to be fully implemented, or that other measures will be required.

We continue to invest in various innovative technical solutions to address water quality issues. Additional research and development projects are ongoing to continue to improve our understanding of water quality, source control and treatment options.

Operating costs associated with water treatment were approximately $0.75 per tonne in 2020 and are projected to increase gradually over the long term to approximately $3 per tonne as additional AWTFs and

24	Teck Resources Limited 2020 Fourth Quarter News Release

SRFs become operational. Long-term capital costs for construction of additional treatment facilities are expected to average approximately $2 per tonne annually.

Fish census data obtained in late 2019, and confirmed in 2020, showed unexpected and substantial reductions in populations of Westslope Cutthroat Trout in certain mine-affected waters in the Elk Valley. The causes of the reductions are still unclear and substantial technical effort is ongoing to determine whether the reductions are associated with water quality issues, flow conditions, habitat, predation, weather, other natural causes or a combination of these factors. However, preliminary findings indicate water quality constituents, including selenium, were not a primary contributor to the decline. Given the nature and timing of the reduction in the fish population, it is more likely that the fish population decline happened due to a combination of factors. Preliminary findings have been shared and discussed with representatives of the various government agencies and Ktunaxa Nation Council and are currently under review. Concurrently, we have implemented Westslope Cutthroat Trout recovery-focused projects in the upper Fording River watershed in 2020 with more planned for 2021. Teck is also working collaboratively with representatives from the province of B.C., Ktunaxa Nation Council and Department of Fisheries and Oceans to develop a Westslope Cutthroat Trout recovery plan. Until the results of the evaluation of cause are available, currently expected mid-2021, and appropriate mitigation measures in place, we may face delays in permitting or restrictions on our mining activities in the Elk Valley.

During the third quarter of 2018, we received notice from Canadian federal prosecutors of potential charges under the Fisheries Act in connection with discharges of selenium and calcite from steelmaking coal mines in the Elk Valley. Since 2014, compliance limits and site performance objectives for selenium and other constituents, as well as requirements to address calcite, in surface water throughout the Elk Valley and in the Koocanusa Reservoir have been established under a regional permit issued by the provincial government, which references the Plan.

As noted above, in October 2020, Environment and Climate Change Canada issued a Direction under the Fisheries Act (the Direction) setting out measures to be taken to improve water quality and prevent calcite deposition in the Elk Valley in waters affected by Teck’s Fording River and Greenhills operations. The measures set out in the Direction are complementary to measures already included in the Plan being implemented by Teck. The Direction does not require construction of any additional water treatment facilities beyond those already contemplated by the Plan, but sets out requirements with respect to water management such as diversions, mine planning, fish monitoring and calcite prevention measures, as well as the installation, by December 31, 2030, of a 200-hectare geo-synthetic cover trial in the Greenhills Creek drainage. The headwaters of Greenhills Creek have been identified as the location where a geo-synthetic cover over waste rock has the greatest technical potential as a source control measure.

Certain of the measures in the Direction, including the cover trial, will require incremental spending beyond that already associated with the Plan. The issuance of the Direction does not resolve the potential charges under the Fisheries Act previously notified to Teck. Discussions with respect to those charges continue and the outcome of these discussions is uncertain. If a pre-trial resolution of the potential charges is not feasible, it is not possible to assess the viability of potential defences to any charges, and the impact of a conviction may be material.

Final costs of implementing the Plan and managing water quality will depend in part on the technologies applied, on regulatory developments and on the results of ongoing environmental monitoring and modelling. The timing of expenditures will depend on resolution of technical issues, permitting timelines and other factors. As previously noted, our current plan is that the Fording River AWTF will be the last full-scale AWTF and that future treatment facilities will be SRFs. Implementation of this plan will require additional operating permits. We expect that, in order to maintain water quality, some form of water treatment will continue for an indefinite period after mining operations end. The Plan contemplates ongoing monitoring to ensure that the water quality targets set out in the Plan are in fact protective of the environment and human health, and provides for adjustments if warranted by monitoring results. This ongoing monitoring, as well as our continued research into treatment technologies, could reveal unexpected environmental impacts, technical issues or advances associated with potential treatment

25	Teck Resources Limited 2020 Fourth Quarter News Release

technologies that could substantially increase or decrease both capital and operating costs associated with water quality management, or that could materially affect our ability to permit mine life extensions in new mining areas.

26	Teck Resources Limited 2020 Fourth Quarter News Release

ENERGY BUSINESS UNIT

Fort Hills1

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2020	2019	2020	2019

Blended bitumen price (realized US$/bbl)2 3	$34.36	$41.20	$27.99	$45.20
Bitumen price (realized CAD$/bbl)2 3	$35.92	$44.29	$25.27	$52.21
Operating netback (CAD$/bbl)2 3	$(6.23)	$0.76	$(19.03)	$11.85
Production (million bitumen barrels)	2.3	3.2	8.4	12.3
Production (average barrels per day)	24,562	34,619	22,875	33,593
Sales (million blended bitumen barrels)	3.0	3.8	11.6	16.0
Gross profit (loss) before depreciation and amortization[3]	$(24)	$3	$(223)	$144
Gross profit (loss)	$(46)	$(31)	$(326)	$10

Notes:

1.	Fort Hills figures presented at our ownership interest of 21.3%.
2.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
3.	See “Use of Non-GAAP Financial Measures” section for reconciliation.

Performance

Realized prices and profits continued to be impacted by market volatility and low global benchmark crude oil prices, including Western Canadian Select (WCS), compared to the same period last year.

Our 21.3% share of bitumen production from Fort Hills decreased by 10,057 barrels per day in the fourth quarter compared to the same period in 2019. The Fort Hills Partners safely and efficiently reduced operations to a single train facility in the second quarter, which helped reduce negative cash flows in light of COVID-19 and unprecedented low WCS prices. As previously announced, Fort Hills restarted the second train and ramped up production in the fourth quarter to approximately 120,000 barrels per day. However, production was impacted by the shutdown of operations for several days to help facilitate a thorough investigation of a fatal incident in late December. Operations have since recommenced with production ramping up in January. Suncor, the Operator of Fort Hills, is conducting an investigation of the incident.

Cost of sales were $186 million in the fourth quarter of 2020 compared with $244 million a year ago, reflecting the decision to reduce production this year. Adjusted operating costs(1) (2) of $31.13 per barrel in the fourth quarter were lower than the $32.55 per barrel in the same period last year. Excluding the impact of bitumen inventory write-downs of $8 million in the fourth quarter, our site operating costs were $34.66 per barrel in the quarter and were higher than the same period last year due to the lower volumes. Excluding inventory write-downs, our annual 2020 site operating costs of $36.84 per barrel were within our annual guidance of CAD$35 to CAD$38 per barrel.

Notes:

(1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
(2)	See “Use of Non-GAAP Financial Measures” section for reconciliation.

27	Teck Resources Limited 2020 Fourth Quarter News Release

The table below summarizes the change in gross profit, before depreciation and amortization, in our energy business unit for the quarter:

Gross Profit (Loss) Before Depreciation and Amortization1 2 (CAD$ in millions)	Three months ended December 31,
As reported in fourth quarter of 2019	$3
Increase (decrease):
Bitumen price realized	(19)
Sales volumes	(7)
Unit operating costs	6
Crown royalties	3
Inventory write-down	(8)
Transportation costs and other	(2)

Net decrease	(27)

As reported in current quarter	$(24)

Notes:

1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2.	See “Use of Non-GAAP Financial Measures” section for reconciliation.

In the fourth quarter, updated mine plans for Fort Hills became available, reflecting an earlier than planned restart of the second train of operations and including operating and capital cost reductions over the life of mine. These updates to the mine plans indicated a change in the valuation of the asset. This, combined with macroeconomic conditions including the cost of capital for oil assets and lower market expectations for long-term WCS heavy oil prices, required us to perform an impairment test for our interest in Fort Hills. As a result, we recorded a non-cash, pre-tax asset impairment for our interest in Fort Hills of $597 million (after-tax $438 million) in the fourth quarter.

The economic model for determining the amount of impairment of our interest in Fort Hills in the fourth quarter assumes a long-term WCS price of US$46 per barrel in 2025. The long-term Canadian to U.S. dollar foreign exchange rate assumption used in the analysis was CAD$1.30 to US$1.00. An 8% real, post-tax discount rate was used to discount cash flow projections based on a cost of capital estimate for similar oil assets.

In the fourth quarter, our share of Fort Hills’ capital expenditures was $14 million and $90 million for the year, which was related to tailings infrastructure and mining equipment, including autonomous haul systems.

Markets

Our blended bitumen price realizations are influenced by the monthly calendar NYMEX WTI, and Canadian heavy crude oil differentials at Hardisty and the U.S. Gulf Coast for WCS. Price realizations are also marginally affected by the specific quality of our blended bitumen.

In the fourth quarter, NYMEX WTI averaged US$42.66 per barrel, a 25% decrease from US$56.96 a year ago. The WCS price for our Hardisty deliveries of blended bitumen were indexed at an average of the NYMEX WTI price less US$9.30 per barrel for a WCS blend value of US$33.36 per barrel, 19% lower than the WCS blend value of US$41.13 per barrel in the fourth quarter last year. U.S. Gulf Coast deliveries were priced at an average of NYMEX WTI minus US$2.30 per barrel, for a WCS blend value of US$40.36 per barrel.

Crude oil prices were stable throughout much of the fourth quarter with global benchmark prices trading in a relatively narrow range. Prices continued to be supported by improving demand fundamentals as economies recovered from the COVID-19 pandemic, particularly in Asia. WTI benchmark prices closed at

28	Teck Resources Limited 2020 Fourth Quarter News Release

just under US$50 per barrel at the end of December. Crude oil prices have continued to improve into 2021 with WTI increasing to approximately US$60 per barrel. Increased requirements for export pipeline capacity had little impact on differentials with fourth quarter WCS prices averaging better than NYMEX WTI minus US$10 per barrel on continued strong market demand for Canadian heavy blends. However, we expect differentials to marginally widen in the first quarter of 2021 with increased production and crude by rail once again becoming an integral part of the supply chain.

In December, the Government of Alberta relaxed the mandatory production curtailments announced in 2018. The government has stated that it will only put oil production limits in effect if market conditions make it absolutely necessary.

Operating Netback

The table below summarizes our Fort Hills operating netback:

	Three months ended December 31,		Year ended December 31,
(Amounts reported in CAD$ per barrel of bitumen sold)	2020	2019	2020	2019

Bitumen price realized1 2 3	$35.92	$44.29	$25.27	$52.21
Crown royalties[4]	(0.33)	(1.27)	(0.49)	(1.50)
Transportation costs for FRB[5]	(10.69)	(9.71)	(11.84)	(9.62)
Adjusted operating costs1 2 6	(31.13)	(32.55)	(31.96)	(29.24)

Operating netback1 2	$(6.23)	$0.76	$(19.02)	$11.85

Notes:

1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2.	See “Use of Non-GAAP Financial Measures” section for reconciliation.
3.	Bitumen price realized represents the realized petroleum revenue (blended bitumen sales revenue) net of diluent expense, expressed on a per barrel basis. Blended bitumen sales revenue represents revenue from our share of the heavy crude oil blend known as Fort Hills Reduced Carbon Life Cycle Dilbit Blend (FRB), sold at the Hardisty and U.S. Gulf Coast market hubs. FRB is comprised of bitumen produced from the Fort Hills oil sands mining and processing operations blended with purchased diluent. The cost of blending is affected by the amount of diluent required and the cost of purchasing, transporting and blending the diluent. A portion of diluent expense is effectively recovered in the sales price of the blended product. Diluent expense is also affected by Canadian and U.S. benchmark pricing and changes in the value of the Canadian dollar relative to the U.S. dollar.

4.	The royalty rate applicable to pre-payout oil sands operations starts at 1% of gross revenue and increases for every dollar by which the WTI crude oil price in Canadian dollars exceeds $55 per barrel, to a maximum of 9% when the WTI crude oil price is $120 per barrel or higher. Fort Hills is currently in the pre-payout phase.
5.	Transportation costs represent pipeline and storage costs downstream of the East Tank Farm blending facility. We use various pipeline and storage facilities to transport and sell our blend to customers throughout North America. Sales to the U.S. markets require additional transportation costs, but realize higher selling prices.
6.	Adjusted operating costs represent the costs to produce a barrel of bitumen from the Fort Hills mining and processing operation and exclude inventory write-downs.

Outlook

We expect our share of Fort Hills’ annual production to be approximately 23,500 to 33,000 barrels per day in 2021. The mid-point of our guidance represents an increase of approximately 25% when compared to 2020 production. The Fort Hills partners continue to focus on cost discipline and maintaining the operating and capital cost savings achieved in 2020, while assessing plans to further increase production to nameplate capacity as the business environment improves. Adjusted operating costs are expected to be $28 to $32 per barrel for 2021, a decrease of approximately 20% when compared to 2020. We also expect production to be lower in the first half of the year and higher in the second half as we ramp up production. As such, adjusted operating costs are expected to be higher in the first half of the year.

Capital spending in our energy business unit in 2021 is expected to be approximately $85 million, focused on tailings infrastructure and work to transition to the next mining area at Fort Hills.

29	Teck Resources Limited 2020 Fourth Quarter News Release

RACE21TM

In May 2019, we began implementing RACE21™, our innovation-driven business transformation program. RACE21™ is a company-wide approach to Renewing our technology infrastructure, Accelerating and scaling automation and robotics, Connecting data systems to enable broad application of advanced analytics and artificial intelligence, and Empowering our employees, all with a focus on improving our operating results through 2021 and beyond.

Despite the challenges of COVID-19, Teck’s RACE21TM transformation had significant KPI impacts across our operations in 2020. The RACE21TM program is progressing well and the resulting improvements are being embedded in operating plans and budgets across our sites. Going forward, the results of the RACE21TM program will be reported in our operating results.

Major applications of technology to improve margins, productivities, and efficiencies, and reduce potential health and safety risks, include:

•	At Highland Valley Copper, advanced analytics tools in the plant, together with drill to mill optimization and blasting improvements, resulted in an improvement of approximately 7% in throughput and approximately 2% in copper recovery.

•	Across all Teck sites with major trucks and shovel fleets (all four steelmaking coal operations and Highland Valley Copper), RACE21TM contributed to record haul truck productivity.

•	At Trail, blending optimization tools led to an increase of approximately $5 per tonne in the margin of zinc concentrate processed, while enabling process engineers to effectively handle complex blend conditions presented due to a challenging concentrate market impacted by COVID-19.

Finally, we began using data and advanced analytics to give greater insight into high-risk activities and locations in our mines to reduce the risk associated with heavy vehicle/light vehicle interactions.

Outlook

In 2021, we plan to continue implementing initiatives delivering significant key performance indicator improvements and to expand the RACE21TM scope to include Water, Tailings and Ore Body Knowledge. We look forward to sharing our results in these new domains as RACE21TM develops and deploys digital tools to improve decision making and reduce risk.

OTHER OPERATING INCOME AND EXPENSES

Other operating expense, net of other income, was $299 million in the fourth quarter compared with $185 million a year ago. Significant items in the quarter included $258 million in environmental costs primarily relating to a decrease in the rates used to discount our decommissioning and restoration provisions for closed operations and increased expected reclamation costs. In addition, other operating expenses included $29 million of share-based compensation expense, due mainly to the increase in our share price, and $28 million for take or pay contract costs. This was partly offset by $73 million of positive pricing adjustments and $20 million of gains on commodity derivatives.

30	Teck Resources Limited 2020 Fourth Quarter News Release

The table below outlines our outstanding receivable positions, provisionally valued at December 31, 2020 and September 30, 2020.

	Outstanding at		Outstanding at
	December 31, 2020		September 30, 2020
(payable pounds in millions)	Pounds	US$/lb.	Pounds	US$/lb.

Copper	132	3.52	111	3.03
Zinc	142	1.24	208	1.10

Our finance expense of $45 million in the fourth quarter was $8 million lower than the same period a year ago as we capitalized more interest on QB2. Our finance expense includes the interest expense on our debt, on advances to QBSA from SMM/SC and on lease liabilities, letters of credit and standby fees, interest components of our pension obligations and accretion on our decommissioning and restoration provisions, less any interest that we capitalize against our development projects.

Income Taxes

Recovery for income and resource taxes was $76 million, or 14% of pre-tax loss of $549 million. Our overall effective tax rate this quarter was significantly impacted by the impairment of our interest in Fort Hills, which resulted in a deferred income tax recovery at 27% of $159 million. Excluding this impairment, we would have pre-tax profit of $48 million and a provision for income and resource taxes of $83 million, or 173% thereof. In this quarter, with overall low operating margins, our rate is higher because certain corporate, finance, and other costs are not deductible in computing income for resource tax purposes. In addition, our rate is, as usual, higher than the Canadian statutory income tax rate of 27% due to resource taxes and higher taxes in some foreign jurisdictions.

Due to available tax pools, we are currently shielded from cash income taxes in Canada. We remain subject to cash resource taxes in Canada and both cash income and resource taxes in foreign jurisdictions.

31	Teck Resources Limited 2020 Fourth Quarter News Release

FINANCIAL POSITION AND LIQUIDITY

Our financial position and liquidity remain strong. Our debt position, net debt, and credit ratios are summarized in the table below:

	December 31,	December 31,
	2020	2019

Unsecured term notes	$3,478	$3,209
US$5 billion of revolving credit facilities	262	–
QB2 US$2.5 billion limited recourse project finance facility	1,147	–
Lease liabilities	544	518
Antamina credit facilities	90	23
Other	1	3
Less unamortized fees and discounts	(66)	(31)

Debt (US$ in millions)	$5,456	$3,722

Debt (Canadian $ equivalent)[1] (A)	$6,947	$4,834
Less cash balances	(450)	(1,026)

Net debt[2] (B)	$6,497	$3,808

Equity (C)	$20,708	$22,074
Net-debt to net-debt-plus-equity ratio[2] (B/(B+C))	24%	15%
Net debt to adjusted EBITDA ratio2 3	2.5x	0.9x
Weighted average coupon rate on the term notes	5.5%	5.6%

Notes:

1.	Translated at period end exchange rates.
2.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
3.	See “Use of Non-GAAP Financial Measures” section for reconciliation.

Our liquidity was $6.5 billion as at February 17, 2021.

We maintain various committed and uncommitted credit facilities for liquidity and for the issuance of letters of credit. The only financial covenant under our bank agreements is a requirement for our adjusted net debt to capitalization ratio(1) (2) not to exceed 60%. That ratio was 24% at December 31, 2020.

We have US$5.0 billion of committed revolving credit facilities, of which US$4.0 billion is committed to November 2024 and US$1.0 billion is committed to June 2022. Neither facility has an earnings or cash flow-based financial covenant, a credit rating trigger or a general material adverse effect borrowing condition. We have no significant debt maturities prior to 2030 and we have investment grade credit ratings from all four credit rating agencies. At February 17, 2021, US$324 million was drawn on the US$4 billion facility and there were no draws on the US$1 billion facility.

We also have various other uncommitted credit facilities, standby letters of credit and surety bonds that secure our reclamation and other obligations. The amounts issued under these facilities totaled approximately $2.9 billion at December 31, 2020. We may be required to post additional security in respect of reclamation at our sites in future periods as additional land is disturbed, regulatory requirements change or closure plans are updated.

Notes:

(1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
(2)	See “Use of Non-GAAP Financial Measures” section for reconciliation.

32	Teck Resources Limited 2020 Fourth Quarter News Release

We drew US$368 million on the US$2.5 billion limited recourse project financing facility in the fourth quarter to fund the development of the QB2 project. Going forward, project funding will be from the project financing until the project reaches a specific ratio of project financing to total shareholders funding. Teck’s next contributions to project capital are expected in the first half of 2021, subject to the impact of COVID-19 on the project schedule and timing of capital spending. We do not expect COVID-19 impacts to prevent us from drawing on the project finance facility.

In connection with our June private placement of US$550 million principal amount of 3.90% notes due 2030, we agreed to conduct an exchange offer that would allow holders to exchange their unregistered notes for publicly registered ones. We completed the exchange offer in the fourth quarter.

Operating Cash Flow

Cash flow from operations in the fourth quarter was $594 million compared with $782 million a year ago, with the decrease primarily due to changes in non-cash working capital items.

During the fourth quarter, changes in working capital items resulted in a use of cash of $104 million compared with a source of cash of $210 million a year ago. The fluctuation in working capital changes year-over-year was primarily related to changes in our trade receivable balances due to the timing of sales and the effect of higher closing base metal prices, compared with a year ago.

Investing Activities

Expenditures on property, plant and equipment were $930 million in the fourth quarter, including $483 million for the QB2 project, $150 million on the Neptune upgrade and $266 million on sustaining capital. The largest components of sustaining expenditures were $145 million at our steelmaking coal operations, $26 million at Red Dog and $38 million at Antamina.

Capitalized production stripping costs were $120 million in the fourth quarter compared with $152 million a year ago. The majority of this represents the advancement of pits for future production at our steelmaking coal operations. Capitalized production stripping costs in the fourth quarter were lower than a year ago primarily due to a decrease in strip ratios at our steelmaking coal operations.

The table below summarizes our capital spending for 20201:

($ in millions)	Sustaining	Growth	QB2 Project	Sub-total	Capitalized Stripping	Total

Copper	$161	$41	$1,643	$1,845	$145	$1,990
Zinc	188	7	–	195	52	247
Steelmaking coal	571	411	–	982	302	1,284
Energy	91	–	–	91	–	91
Corporate	12	4	–	16	–	16

	$1,023	$416	$1,643	$3,129	$499	$3,628

Note:

(1)	RACE21TM capex included in growth totals $47 million and is allocated $5 million to Copper, $6 million to Zinc, $32 million to Steelmaking coal and $4 million to Corporate.

Financing Activities

Debt proceeds totaled $540 million in the fourth quarter, while debt repayments totaled $30 million. Debt proceeds included a drawdown of $474 million on the US$2.5 billion limited recourse project financing facility

33	Teck Resources Limited 2020 Fourth Quarter News Release

to fund the development of the QB2 project. In addition, during the fourth quarter, we drew $174 million net on our US$4 billion revolving credit facility.

Interest and various finance fees and charges paid in the fourth quarter were $64 million, $7 million lower than a year ago due lower interest on our obligations which vary with LIBOR.

In the fourth quarter, we paid $26 million in respect of our regular base quarterly dividend of $0.05 per share.

FINANCIAL RISK MANAGEMENT

The sales of our products are denominated in U.S. dollars while a significant portion of our expenses and capital expenditures are incurred in local currencies, particularly the Canadian dollar and the Chilean peso. Foreign exchange fluctuations can have a significant effect on our operating margins, unless such fluctuations are offset by related changes to commodity prices.

Our U.S. dollar denominated debt is subject to revaluation based on changes in the Canadian/U.S. dollar exchange rate. As at December 31, 2020, $3.6 billion of our U.S. dollar denominated debt is designated as a hedge against our foreign operations that have a U.S. dollar functional currency. As a result, any foreign exchange gains or losses arising on that amount of our U.S. dollar debt are recorded in other comprehensive income, with the remainder being charged to profit.

Commodity markets are volatile. Prices can change rapidly and customers can alter shipment plans. This can have a substantial effect on our business and financial results. Continued uncertainty in global markets arising from the macroeconomic outlook and government policy changes, including tariffs and the potential for trade disputes, may have a significant positive or negative effect on the prices of the various products we produce.

We remain confident in the longer-term outlook for our major commodities, however, global economic uncertainty and COVID-19 had a significant negative effects on the prices for our products in the first half of 2020. The extent, duration and impacts that COVID-19 may have on demand and prices for our commodities, on our suppliers and employees and on global financial markets going forward is not known at this time, but could be material.

Commodity Prices and Sensitivities

Commodity prices are a key driver of our profit and cash flows. On the supply side, the depleting nature of ore reserves, difficulties in finding new ore bodies, the permitting processes, the availability of skilled resources to develop projects, as well as infrastructure constraints, political risk and significant cost inflation may continue to have a moderating effect on the growth in future production for the industry as a whole.

34	Teck Resources Limited 2020 Fourth Quarter News Release

The sensitivity of our annual profit attributable to shareholders and EBITDA to changes in the Canadian/U.S. dollar exchange rate and commodity prices, before pricing adjustments, based on our current balance sheet, our 2021 mid-range production estimates, current commodity prices and a Canadian/U.S. dollar exchange rate of $1.30, is as follows:

	2021 Mid-Range	Change	Estimated Effect of	Estimated
	Production		Change	Effect on
	Estimates[1]		On Profit[2]	EBITDA[2]
			($ in millions)	($ in millions)

US$ exchange		CAD$0.01	$44	$70
Copper (000’s tonnes)	282.5	US$0.01/lb.	$5	$8
Zinc (000’s tonnes)[3]	902.5	US$0.01/lb.	$9	$12
Steelmaking coal (million tonnes)	26.0	US$1/tonne	$19	$30
WCS (million bbl)[4]	10.4	US$1/bbl	$9	$13
WTI[5]		US$1/bbl	$6	$8

Notes:

1.	All production estimates are subject to change based on market and operating conditions.
2.	The effect on our profit attributable to shareholders and on EBITDA of commodity price and exchange rate movements will vary from quarter to quarter depending on sales volumes. Our estimate of the sensitivity of profit and EBITDA to changes in the U.S. dollar exchange rate is sensitive to commodity price assumptions.
3.	Zinc includes 305,000 tonnes of refined zinc and 597,500 tonnes of zinc contained in concentrate.
4.	Bitumen volumes from our energy business unit.
5.	Our WTI oil price sensitivity takes into account our interest in Fort Hills for respective change in revenue, partially offset by the effect of the change in diluent purchase costs as well as the effect on the change in operating costs across our business units, as our operations use a significant amount of diesel fuel.

35	Teck Resources Limited 2020 Fourth Quarter News Release

GUIDANCE

There is still uncertainty over the extent and duration of impacts that COVID-19 may have on demand and prices for our commodities, on our suppliers and employees and on global financial markets going forward. Accordingly, our ability to achieve the guidance provided throughout this document depends on various factors, including the COVID-19 pandemic and how it might affect us, our customers and our suppliers.

Production Guidance

The table below shows our share of production of our principal products for 2020, our guidance for production for 2021 and for the following three years.

Units in 000’s tonnes (excluding steelmaking coal, molybdenum and bitumen)	2020	Guidance 2021	Three-Year Guidance 2022 – 2024

PRINCIPAL PRODUCTS

Copper1 2 3
Highland Valley Copper	119.3	128 – 133	135 – 165
Antamina	85.6	91 – 95	90
Carmen de Andacollo	57.4	46 – 51	50 – 60
Quebrada Blanca [5]	13.4	10 – 11	–
	275.7	275 – 290	275 – 315
Zinc1 2 4
Red Dog	490.7	490 – 510	510 – 550
Antamina	96.3	95 – 100	80 – 100
	587.0	585 – 610	590 – 650
Refined zinc
Trail Operations	305.1	300 – 310	305 – 315

Steelmaking coal (million tonnes)	21.1	25.5 – 26.5	26.0 – 27.0

Bitumen (million barrels)[2]
Fort Hills	8.4	8.6 – 12.1	14
OTHER PRODUCTS

Lead[1]
Red Dog	97.5	85 – 95	80 – 90

Molybdenum (million pounds)1 2
Highland Valley Copper	3.3	1.2 – 1.8	3.0 – 4.5
Antamina	1.8	1.0 – 1.4	2.0 – 3.0
	5.1	2.2 – 3.2	5.0 – 7.5

Notes:

1.	Metal contained in concentrate.
2.	We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% and 21.3% of production and sales from Antamina and Fort Hills, respectively, representing our proportionate ownership interest in these operations.
3.	Copper production includes cathode production at Quebrada Blanca and Carmen de Andacollo.
4.	Total zinc includes co-product zinc production from our 22.5% proportionate interest in Antamina.
5.	Three-year guidance 2022 —2024 excludes production from QB2.

36	Teck Resources Limited 2020 Fourth Quarter News Release

Sales Guidance

The table below shows our sales for the last quarter and our sales guidance for the next quarter for selected primary products.

	Q4 2020	Guidance Q1 2021

Zinc (000’s tonnes)[1]
Red Dog	149	90 – 100
Steelmaking coal (million tonnes)	6.1	5.9 – 6.3

Note:

1.	Metal contained in concentrate.

Unit Cost Guidance

The table below shows our unit costs for selected products 2020 and our unit cost guidance for selected principle products in 2021.

	2020	Guidance 2021

Copper[1]
Total cash unit costs[5] (US$/lb.)	$1.57	$1.65 – 1.75

Net cash unit costs2 5 (US$/lb.)	1.28	1.30 – 1.40

Zinc[3]
Total cash unit costs[5] (US$/lb.)	$0.53	$0.54 – 0.59

Net cash unit costs2 5 (US$/lb.)	0.36	0.40 – 0.45

Steelmaking coal[4]
Adjusted site cash cost of sales[5]	$64	$59 – 64
Transportation costs	41	36 – 39
Inventory write-down	3	–
Unit costs[5] – CAD$/tonne	$108	$95 – 103

Bitumen
Adjusted operating costs[5] (CAD$/barrel)	$31.96	$28 – 32

Notes:

1.	Copper unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Copper net cash unit costs include adjusted cash cost of sales and smelter processing charges, less cash margins for by-products including co-products. Guidance for 2021 assumes a zinc price of US$1.22 per pound, a molybdenum price of US$8.50 per pound, a silver price of US$20 per ounce, a gold price of US$2,000 per ounce and a Canadian/U.S. dollar exchange rate of $1.30.
2.	After co-product and by-product margins.
3.	Zinc unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Zinc net cash unit costs are mine costs including adjusted cash cost of sales and smelter processing charges, less cash margins for by-products. Guidance for 2021 assumes a lead price of US$0.85 per pound, a silver price of US$20 per ounce and a Canadian/U.S. dollar exchange rate of $1.30. By-products include both by-products and co-products.
4.	Steelmaking coal unit costs are reported in Canadian dollars per tonne.
5.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.

37	Teck Resources Limited 2020 Fourth Quarter News Release

Capital Expenditure Guidance

The table below shows our capital expenditures for 2020 and our capital expenditures guidance for 2021.

(Teck’s share in CAD$ millions)	2020	Guidance 2021
Sustaining
Copper	$161	$160
Zinc	188	155
Steelmaking coal[1]	571	430
Energy	91	85
Corporate	12	–

	$1,023	$830
Growth[2]
Copper[3]	$41	$125
Zinc	7	25
Steelmaking coal	411	390
Corporate	4	5

	$463	$545
Total
Copper	$202	$285
Zinc	195	180
Steelmaking coal	982	820
Energy	91	85
Corporate	16	5

	$1,486	$1,375

QB2 capital expenditures	$1,643	$2,500

Total before SMM and SC contributions	3,129	3,875
Estimated SMM and SC contributions to capital expenditures	(660)	(440)
Estimated QB2 project financing draw to capital expenditures	(983)	(1,425)

Total, net of partner contributions and project financing	$1,486	$2,010

Notes:

1)	Steelmaking coal sustaining capital 2021 guidance includes $255 million of water treatment capital. 2020 includes $267 million of water treatment capital.
2)	Growth expenditures include RACE21TM capital expenditures for 2021 of $120 million, of which $80 million relates to steelmaking coal, $30 million relates to copper, $5 million relates to zinc and $5 million relates to corporate projects.
3)	Copper growth guidance for 2021 includes studies for HVC 2040, Antamina, QB3, Zafranal, San Nicolás and Galore Creek.

Capital Expenditure Guidance – Capitalized Stripping

(Teck’s share in CAD$ millions)	2020	Guidance 2021

Copper	$145	$205
Zinc	51	70
Steelmaking coal	303	295

	$499	$570

38	Teck Resources Limited 2020 Fourth Quarter News Release

Other Guidance

We expect 2021 expenditures on general and administration and exploration to return to 2019 spending levels.

QUARTERLY PROFIT (LOSS) AND CASH FLOW

	2020				2019
(in millions, except for share data)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Revenue	$2,560	$2,291	$1,720	$2,377	$2,655	$3,035	$3,138	$3,106

Gross profit	505	291	139	398	460	787	1,051	1,042

Profit (loss) attributable to shareholders	(464)	61	(149)	(312)	(1,835)	369	231	630

Basic earnings (loss) per share	$(0.87)	$0.11	$(0.28)	$(0.57)	$(3.33)	$0.66	$0.41	$1.11

Diluted earnings (loss) per share	$(0.87)	$0.11	$(0.28)	$(0.57)	$(3.33)	$0.66	$0.41	$1.10

Cash flow from operations	$594	$390	$300	$279	$782	$1,062	$1,120	$520

OUTSTANDING SHARE DATA

As at February 17, 2021, there were 522.8 million Class B subordinate voting shares (Class B shares) and 7.8 million Class A common shares outstanding. In addition, there were approximately 24.6 million share options outstanding with exercise prices ranging between $5.34 and $53.72 per share. More information on these instruments and the terms of their conversion is set out in Note 24 of our 2019 audited financial statements.

The Toronto Stock Exchange (TSX) accepted our notice of intention to make a normal course issuer bid (NCIB) to purchase up to 40 million Class B shares during the period starting November 2, 2020 and ending November 1, 2021, representing approximately 7.6% of the outstanding Class B shares, or 8.7% of the public float, as at October 28, 2020.

Teck is making the normal course issuer bid because it believes that the market price of its Class B subordinate voting shares may, from time to time, not reflect their underlying value and that the share buyback program may provide value by reducing the number of shares outstanding at attractive prices. Any purchases made under the NCIB will be through the facilities of the TSX, the New York Stock Exchange or other alternative trading systems in Canada and the United States, if eligible, or by such other means as may be permitted under applicable securities laws, including private agreements under an issuer bid exemption order or block purchases in accordance with applicable regulations. Any purchases made by way of private agreement under an applicable exemption order issued by a securities regulatory authority may be at a discount to the prevailing market price, as provided for in such exemption order.

Under the TSX rules, except pursuant to permitted exceptions, the number of Class B Shares purchased on the TSX on any given day will not exceed 658,302 Class B Shares, which is 25% of the average daily trading volume for the Class B Shares on the TSX during the six-month period ended September 30, 2020 of 2,633,210, calculated in accordance with the TSX rules. The actual number of Class B Shares to be purchased and the timing of any such purchases will generally be determined by us from time to time as market conditions warrant. In addition, we may from time to time repurchase Class B Shares under an automatic securities repurchase plan, which will enable purchases during times when we would typically not be permitted to purchase our shares due to regulatory or other reasons. All repurchased shares will be cancelled. During Teck’s previous normal course issuer bid, which commenced on October 28, 2019 and ended on October 27, 2020, Teck purchased 23,172,271 Class B subordinate voting shares on the open market at a volume-weighted average price of $15.34 per Class B subordinate voting share.

39	Teck Resources Limited 2020 Fourth Quarter News Release

Security holders may obtain a copy of the notice of intention, without charge, by request directed to the attention of our Corporate Secretary, at our offices located at Suite 3300–550 Burrard Street, Vancouver, British Columbia, V6C 0B3.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Most of our corporate office staff and many site administrative staff offsite continued to work remotely in the fourth quarter. We continue to retain documentation in electronic form as a result of remote work, consistent with our practices in the first three quarters of 2020. There have been no significant changes in our internal controls during the quarter ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

40	Teck Resources Limited 2020 Fourth Quarter News Release

REVENUES AND GROSS PROFIT (LOSS)

Our revenue and gross profit (loss) by business unit are summarized in the tables below:

	Three months ended December 31,		Year ended December 31,
(Teck’s share in CAD$ millions)	2020	2019	2020	2019

REVENUES
Copper
Highland Valley Copper	$336	$260	$993	$1,005
Antamina	328	254	868	900
Carmen de Andacollo	123	37	442	394
Quebrada Blanca	33	41	116	170

	820	592	2,419	2,469

Zinc
Trail Operations	473	406	1,761	1,829
Red Dog	404	448	1,394	1,594
Pend Oreille	–	–	–	56
Other	2	2	9	8
Intra-segment revenues	(140)	(111)	(464)	(519)

	739	745	2,700	2,968

Steelmaking coal	861	1,105	3,375	5,522

Energy	140	213	454	975

TOTAL REVENUES	$2,560	$2,655	$8,948	$11,934

GROSS PROFIT (LOSS)
Copper
Highland Valley Copper	$143	$70	$331	$196
Antamina	170	121	414	457
Carmen de Andacollo	45	(21)	95	23
Quebrada Blanca	10	(40)	19	(59)

	368	130	859	617

Zinc
Trail Operations	5	(33)	(23)	(86)
Red Dog	140	168	513	696
Pend Oreille	–	–	–	(7)
Other	2	(15)	33	(2)

	147	120	523	601

Steelmaking coal	36	241	277	2,112

Energy	(46)	(31)	(326)	10

TOTAL GROSS PROFIT	$505	$460	$1,333	$3,340

41	Teck Resources Limited 2020 Fourth Quarter News Release

COST OF SALES SUMMARY

Our cost of sales information by business unit is summarized in the tables below:

	Three months ended December 31,		Year ended December 31,
(Teck’s share in CAD$ millions)	2020	2019	2020	2019

OPERATING COSTS
Copper
Highland Valley Copper	$141	$133	$482	$568
Antamina	91	78	244	240
Carmen de Andacollo	56	48	251	282
Quebrada Blanca	21	69	85	186

	309	328	1,062	1,276

Zinc
Trail Operations	134	130	511	519
Red Dog	87	103	322	312
Pend Oreille	–	–	–	58
Other	–	17	(24)	10

	221	250	809	899

Steelmaking coal	367	405	1,453	1,622

Energy	78	96	330	362

Total operating costs	$975	$1,079	$3,654	$4,159

TRANSPORTATION COSTS
Copper
Highland Valley Copper	$10	$10	$35	$42
Antamina	11	10	31	30
Carmen de Andacollo	4	3	21	23
Quebrada Blanca	–	–	1	2

	25	23	88	97

Zinc
Trail Operations	36	33	148	147
Red Dog	36	39	124	139
Pend Oreille	–	–	–	1

	72	72	272	287

Steelmaking coal	245	249	905	976

Energy	28	28	113	116

Total transportation costs	$370	$372	$1,378	$1,476

42	Teck Resources Limited 2020 Fourth Quarter News Release

COST OF SALES SUMMARY, continued

	Three months ended December 31,		Year ended December 31,
(Teck’s share in CAD$ millions)	2020	2019	2020	2019

RAW MATERIAL PURCHASES
Zinc concentrate purchases

Trail Operations	$276	$253	$1,037	$1,163
Intra-segment purchases	(140)	(111)	(464)	(519)

	136	142	573	644
Energy (diluent and non-proprietary blend purchases)	58	86	234	353

Total raw material purchases	$194	$228	$807	$997

ROYALTY COSTS
Copper
Antamina	$16	$2	$27	$16

Zinc
Red Dog	93	96	231	306
Pend Oreille	–	–	–	1

	93	96	231	307

Steelmaking coal	1	3	8	20

Total royalty costs	$110	$101	$266	$343

depreciation and amortization
Copper
Highland Valley Copper	$42	$47	$145	$199
Antamina	40	43	152	157
Carmen de Andacollo	18	7	75	66
Quebrada Blanca	2	12	11	41

	102	109	383	463

Zinc
Trail Operations	22	23	88	86
Red Dog	48	42	204	141
Pend Oreille	–	–	–	3

	70	65	292	230

Steelmaking coal	212	207	732	792

Energy	22	34	103	134

Total depreciation and amortization	$406	$415	$1,510	$1,619

TOTAL COST OF SALES	$2,055	$2,195	$7,615	$8,594

43	Teck Resources Limited 2020 Fourth Quarter News Release

CAPITALIZED STRIPPING COSTS

	Three months ended December 31,		Year ended December 31,
(Teck’s share in CAD$ millions)	2020	2019	2020	2019

Copper
Highland Valley Copper	$25	$24	$84	$94
Antamina	19	20	53	91
Carmen de Andacollo	2	1	8	7

	46	45	145	192

Zinc
Red Dog	13	26	52	45

Steelmaking coal	61	81	302	443

Total	$120	$152	$499	$680

44	Teck Resources Limited 2020 Fourth Quarter News Release

PRODUCTION AND SALES STATISTICS

Production statistics for each of our operations are presented in the tables below. Operating results are on a 100% basis.

	Three months ended December 31,		Year ended December 31,
	2020	2019	2020	2019

Highland Valley Copper

Tonnes mined (000's)	23,841	30,085	98,992	109,912
Tonnes milled (000's)	11,530	13,354	46,546	51,581

Copper
Grade (%)	0.34	0.30	0.30	0.28
Recovery (%)	88.1	83.2	89.6	83.1
Production (000's tonnes)	33.9	33.5	119.3	121.3
Sales (000's tonnes)	35.3	33.3	118.6	123.8
Molybdenum
Production (million pounds)	0.5	1.4	3.3	6.6
Sales (million pounds)	0.4	1.4	3.4	6.7

Antamina

Tonnes mined (000's)	57,029	63,224	169,334	239,417
Tonnes milled (000's)
Copper-only ore	7,530	8,715	25,746	29,998
Copper-zinc ore	6,554	4,923	21,182	21,091

	14,084	13,638	46,928	51,089
Copper[1]
Grade (%)	0.97	0.97	0.93	1.00
Recovery (%)	88.1	87.9	86.7	88.4
Production (000's tonnes)	118.5	111.4	380.7	448.5
Sales (000's tonnes)	125.0	134.9	379.8	449.9

Zinc[1]
Grade (%)	2.32	1.88	2.29	1.69
Recovery (%)	87.0	85.3	87.1	84.8
Production (000's tonnes)	147.0	79.0	427.8	303.3
Sales (000's tonnes)	158.4	83.8	423.3	303.7

Molybdenum
Production (million pounds)	1.3	3.5	7.9	7.8
Sales (million pounds)	2.3	2.7	9.9	6.4

Note:

1.	Copper ore grades and recoveries apply to all of the processed ores. Zinc ore grades and recoveries apply to copper-zinc ores only.

45	Teck Resources Limited 2020 Fourth Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended December 31,		Year ended December 31,
	2020	2019	2020	2019

Carmen de Andacollo

Tonnes mined (000’s)	7,031	2,864	27,185	20,763
Tonnes milled (000’s)	4,658	2,043	18,144	14,987
Copper
Grade (%)	0.34	0.39	0.36	0.39
Recovery (%)	87.1	85.5	85.5	88.4
Production (000’s tonnes)	13.8	6.9	55.4	51.6
Sales (000’s tonnes)	13.9	5.0	57.6	52.3

Copper cathode
Production (000’s tonnes)	0.5	0.4	2.0	2.4
Sales (000’s tonnes)	0.2	0.3	1.9	2.3

Gold[1]
Production (000’s ounces)	12.0	6.4	49.2	46.8
Sales (000’s ounces)	13.0	4.5	54.0	50.8

Note:

1.	100% of the gold produced is for the account of Royal Gold, Inc. until 900,000 ounces have been delivered, and 50% thereafter.

Quebrada Blanca

Production (000's tonnes)	3.3	5.2	13.4	21.1

Sales (000's tonnes)	3.4	5.3	13.9	21.1

Trail Operations

Concentrate treated (000’s tonnes)
Zinc	143	129	567	547
Lead	30	30	120	117
Metal production
Zinc (000's tonnes)	80.0	66.9	305.1	287.4
Lead (000's tonnes)	17.8	17.0	72.9	69.0
Silver (million ounces)	2.7	3.7	11.5	14.0
Gold (000's ounces)	5.9	9.3	28.9	35.8

Metal sales
Zinc (000's tonnes)	79.5	60.3	306.8	284.3
Lead (000's tonnes)	17.3	16.0	70.2	68.1
Silver (million ounces)	2.5	3.4	11.5	13.7
Gold (000's ounces)	5.8	10.6	28.6	36.0

46	Teck Resources Limited 2020 Fourth Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended December 31,		Year ended December 31,
	2020	2019	2020	2019

Red Dog

Tonnes mined (000's)	2,721	3,856	11,254	10,856
Tonnes milled (000's)	1,110	1,003	4,196	4,256
Zinc
Grade (%)	15.6	15.7	14.2	15.4
Recovery (%)	84.3	83.4	82.3	84.2
Production (000's tonnes)	146.1	131.1	490.7	552.4
Sales (000's tonnes)	149.2	173.6	551.2	561.2
Lead
Grade (%)	4.2	4.5	4.0	4.4
Recovery (%)	57.4	57.2	57.8	55.5
Production (000's tonnes)	26.4	26.0	97.5	102.8
Sales (000's tonnes)	23.1	28.7	99.2	92.7

Steelmaking coal

Waste production (million BCM’s)	61.9	74.7	237.7	292.9
Clean coal production (million tonnes)	6.0	6.7	21.1	25.7

Clean coal strip ratio (waste BCM’s/coal tonnes)	10.3:1	11.1:1	11.3:1	11.4:1
Sales (million tonnes)	6.1	6.3	21.9	25.0

USE OF NON-GAAP FINANCIAL MEASURES

Our financial results are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. This document refers to a number of Non-GAAP Financial Measures which are not measures recognized under IFRS and do not have a standardized meaning prescribed by IFRS or Generally Accepted Accounting Principles (GAAP) in the United States.

The Non-GAAP Measures described below do not have standardized meanings under IFRS, may differ from those used by other issuers, and may not be comparable to such measures as reported by others. These measures have been derived from our financial statements and applied on a consistent basis as appropriate. We disclose these measures because we believe they assist readers in understanding the results of our operations and financial position and are meant to provide further information about our financial results to investors. These measures should not be considered in isolation or used in substitute for other measures of performance prepared in accordance with IFRS.

We have changed our calculations of adjusted profit attributable to shareholders and adjusted EBITDA to include additional items that we have not previously included in our adjustments and have also changed our debt ratios to compare debt and net debt to adjusted EBITDA rather than EBITDA. These changes were made from January 1, 2020 onwards and comparative figures have been restated to conform to the current period presentation. In addition to items previously adjusted, our adjusted profit attributable to shareholders and adjusted EBITDA now include adjustments for environmental costs, including changes relating to the remeasurement of decommissioning and restoration costs for our closed operations due to changes in discount rates, share-based compensation costs, inventory write-downs and reversals and commodity derivatives. We believe that by including these items, which reflect measurement changes on our balance sheet, in our adjustments, our adjusted profit attributable to shareholders and

47	Teck Resources Limited 2020 Fourth Quarter News Release

adjusted EBITDA will reflect the recurring results of our normal operating activities. This revised presentation will help us and readers to analyze the rest of our results more clearly and to understand the ongoing cash generating potential of our business. With respect to our debt ratios, we believe that using adjusted EBITDA, will present a more meaningful basis for us and the reader to understand the debt service capacity of our normal operating activities.

Adjusted profit attributable to shareholders – For adjusted profit, we adjust profit attributable to shareholders as reported to remove the after-tax effect of certain types of transactions that reflect measurement changes on our balance sheet or are not indicative of our normal operating activities. We believe adjusted profit helps us and readers better understand the results of our normal operating activities and the ongoing cash generating potential of our business.

Adjusted basic earnings per share – Adjusted basic earnings per share is adjusted profit divided by average number of shares outstanding in the period.

Adjusted diluted earnings per share – Adjusted diluted earnings per share is adjusted profit divided by average number of fully diluted shares in a period.

EBITDA – EBITDA is profit before net finance expense, provision for income taxes, and depreciation and amortization.

Adjusted EBITDA – Adjusted EBITDA is EBITDA before the pre-tax effect of the adjustments that we make to adjusted profit attributable to shareholders as described above.

The adjustments described above to profit attributable to shareholders and EBITDA highlight items and allow us and readers to analyze the rest of our results more clearly. We believe that disclosing these measures assists readers in understanding the ongoing cash generating potential of our business in order to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends.

Gross profit before depreciation and amortization – Gross profit before depreciation and amortization is gross profit with the depreciation and amortization expense added back. We believe this measure assists us and readers to assess our ability to generate cash flow from our business units or operations.

Gross profit margins before depreciation – Gross profit margins before depreciation are gross profit before depreciation and amortization, divided by revenue for each respective business unit. We believe this measure assists us and readers to compare margins on a percentage basis among our business units.

Unit costs – Unit costs for our steelmaking coal operations are total cost of goods sold, divided by tonnes sold in the period, excluding depreciation and amortization charges. We include this information as it is frequently requested by investors and investment analysts who use it to assess our cost structure and margins and compare it to similar information provided by many companies in the industry.

Adjusted site cash cost of sales – Adjusted site cash cost of sales for our steelmaking coal operations is defined as the cost of the product as it leaves the mine excluding depreciation and amortization charges, out-bound transportation costs and any one-time collective agreement charges and inventory write-down provisions.

Total cash unit costs – Total cash unit costs for our copper and zinc operations includes adjusted cash costs of sales, as described above, plus the smelter and refining charges added back in determining adjusted revenue. This presentation allows a comparison of total cash unit costs, including smelter charges, to the underlying price of copper or zinc in order to assess the margin for the mine on a per unit basis.

48	Teck Resources Limited 2020 Fourth Quarter News Release

Net cash unit costs – Net cash unit costs of principal product, after deducting co-product and by-product margins, are also a common industry measure. By deducting the co- and by-product margin per unit of the principal product, the margin for the mine on a per unit basis may be presented in a single metric for comparison to other operations. Readers should be aware that this metric, by excluding certain items and reclassifying cost and revenue items, distorts our actual production costs as determined under IFRS.

Adjusted cash cost of sales – Adjusted cash cost of sales for our copper and zinc operations is defined as the cost of the product delivered to the port of shipment, excluding depreciation and amortization charges, any one-time collective agreement charges or inventory write-down provisions and by-product cost of sales. It is common practice in the industry to exclude depreciation and amortization as these costs are non-cash and discounted cash flow valuation models used in the industry substitute expectations of future capital spending for these amounts.

Adjusted operating costs – Adjusted operating costs for our energy business unit is defined as the costs of product as it leaves the mine, excluding depreciation and amortization charges, cost of diluent for blending to transport our bitumen by pipeline, cost of non-proprietary product purchased and transportation costs of our product and non-proprietary product and any one-time collective agreement charges or inventory write-down provisions.

Cash margins for by-products – Cash margins for by-products is revenue from by- and co-products, less any associated cost of sales of the by and co-product. In addition, for our copper operations, by-product cost of sales also includes cost recoveries associated with our streaming transactions.

Adjusted revenue – Adjusted revenue for our copper and zinc operations excludes the revenue from co-products and by-products, but adds back the processing and refining charges to arrive at the value of the underlying payable pounds of copper and zinc. Readers may compare this on a per unit basis with the price of copper and zinc on the LME.

Adjusted revenue for our energy business unit excludes the cost of diluent for blending and non-proprietary product revenues, but adds back crown royalties to arrive at the value of the underlying bitumen.

Blended bitumen revenue – Blended bitumen revenue is revenue as reported for our energy business unit, but excludes non-proprietary product revenue, and adds back crown royalties that are deducted from revenue.

Blended bitumen price realized – Blended bitumen price realized is blended bitumen revenue divided by blended bitumen barrels sold in the period.

Operating netback – Operating netbacks per barrel in our energy business unit are calculated as blended bitumen sales revenue net of diluent expenses (also referred to as bitumen price realized), less crown royalties, transportation and operating expenses divided by barrels of bitumen sold. We include this information as investors and investment analysts use it to measure our profitability on a per barrel basis and compare it to similar information provided by other companies in the oil sands industry.

The debt-related measures outlined below are disclosed as we believe they provide readers with information that allows them to assess our credit capacity and the ability to meet our short and long-term financial obligations.

Net debt – Net debt is total debt, less cash and cash equivalents.

Debt to debt-plus-equity ratio – debt to debt-plus-equity ratio takes total debt as reported and divides that by the sum of total debt plus total equity, expressed as a percentage.

Net debt to net debt-plus-equity ratio – net debt to net debt-plus-equity ratio is net debt divided by the sum of net debt plus total equity, expressed as a percentage.

49	Teck Resources Limited 2020 Fourth Quarter News Release

Debt to Adjusted EBITDA ratio – debt to adjusted EBITDA ratio takes total debt as reported and divides that by adjusted EBITDA for the twelve months ended at the reporting period, expressed as the number of times adjusted EBITDA needs to be earned to repay all of the outstanding debt.

Net debt to Adjusted EBITDA ratio – net debt to adjusted EBITDA ratio is the same calculation as the debt to adjusted EBITDA ratio, but using net debt as the numerator.

Net debt to capitalization ratio – net debt to capitalization ratio is net debt plus Obligation to Neptune divided by the sum of total debt plus Obligation to Neptune plus equity attributable to shareholders. The ratio is a financial covenant under our revolving credit facility.

Profit (Loss) and Adjusted Profit

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2020	2019	2020	2019

Profit (loss) attributable to shareholders	$(464)	$(1,835)	$(864)	$(605)
Add (deduct) on an after-tax basis:
Asset impairments	438	1,943	912	2,052
COVID-19 costs	–	–	233	–
Environmental costs	201	62	210	142
Inventory write-downs	15	34	91	41
Share-based compensation	21	4	34	3
Commodity derivative losses (gains)	(15)	1	(46)	(13)
Debt prepayment option gain	–	–	–	(77)
Loss on debt redemption or purchase	–	–	8	166
Taxes and other	52	14	(17)	(12)

Adjusted profit attributable to shareholders	$248	$223	$561	$1,697
Adjusted basic earnings per share	$0.47	$0.40	$1.05	$3.03
Adjusted diluted earnings per share	$0.46	$0.40	$1.04	$3.00

Reconciliation of Basic Earnings per share to Adjusted Basic Earnings per share

	Three months ended December 31,		Year ended December 31,
(Per share amounts)	2020	2019	2020	2019

Basic earnings (loss) per share	$(0.87)	$(3.33)	$(1.62)	$(1.08)
Add (deduct):
Asset impairments	0.82	3.52	1.71	3.67
COVID-19 costs	–	–	0.44	–
Environmental costs	0.37	0.11	0.39	0.25
Inventory write-downs	0.03	0.06	0.17	0.07
Share-based compensation	0.04	0.01	0.06	0.01
Commodity derivative losses (gains)	(0.03)	–	(0.09)	(0.02)
Debt prepayment option gain	–	–	–	(0.13)
Loss on debt redemption or purchase	–	–	0.01	0.29
Taxes and other	0.11	0.03	(0.02)	(0.03)

Adjusted basic earnings per share	$0.47	$0.40	$1.05	$3.03

50	Teck Resources Limited 2020 Fourth Quarter News Release

Reconciliation of Diluted Earnings per share to Adjusted Diluted Earnings per share

	Three months ended December 31,		Year ended December 31,
(Per share amounts)	2020	2019	2020	2019

Diluted earnings (loss) per share	$(0.87)	$(3.33)	$(1.62)	$(1.08)
Add (deduct):
Asset impairments	0.82	3.49	1.70	3.63
COVID-19 costs	–	–	0.43	–
Environmental costs	0.37	0.11	0.39	0.25
Inventory write-downs	0.03	0.06	0.17	0.07
Share-based compensation	0.04	0.01	0.07	0.01
Commodity derivative losses (gains)	(0.03)	–	(0.09)	(0.02)
Debt prepayment option gain	–	–	–	(0.13)
Debt redemption loss	–	–	0.01	0.29
Taxes and other	0.10	0.06	(0.02)	(0.02)

Adjusted diluted earnings per share	$0.46	$0.40	$1.04	$3.00

51	Teck Resources Limited 2020 Fourth Quarter News Release

Reconciliation of Net Debt to Adjusted EBITDA Ratio

	Twelve months ended December 31, 2019		Twelve months ended December 31, 2020

Profit (loss)	$(588)		$(944)
Finance expense net of finance income	218		268
Provision for (recovery of) income taxes	120		(192)
Depreciation and amortization	1,619		1,510

EBITDA	$1,369		$642

Add (deduct):
Asset impairments	2,690		1,244
COVID-19 costs	–		336
Environmental costs	197		270
Inventory write-downs	60		134
Share-based compensation	4		47
Commodity derivative gains	(17)		(62)
Debt prepayment option gain	(105)		–
Loss on debt redemption or purchase	224		11
Taxes and other	51		(52)

Adjusted EBITDA	$4,473	(B)	$2,570	(A)

Total debt at period end	$4,834	(D)	$6,947	(C)
Less: cash and cash equivalents at period end	(1,026)		(450)

Net debt	$3,808	(F)	$6,497	(E)

Debt to adjusted EBITDA ratio	1.1 (D/B)		2.7	(C/A)
Net Debt to adjusted EBITDA ratio	0.9 (F/B)		2.5	(E/A)

Equity attributable to shareholders of the company	21,304	(H)	20,039	(G)
Obligation to Neptune Bulk Terminals	–	(J)	138	(I)
Adjusted Net debt to capitalization ratio	0.15	(F+J)/ (D+J+H)	0.24	(E+I)/ (C+I+G))

52	Teck Resources Limited 2020 Fourth Quarter News Release

Reconciliation of EBITDA and Adjusted EBITDA

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2020	2019	2020	2019

Profit (loss)	$(473)	$(1,855)	$(944)	$(588)
Finance expense net of finance income	44	46	268	218
Provision for (recovery of) income taxes	(76)	(510)	(192)	120
Depreciation and amortization	406	415	1,510	1,619

EBITDA	(99)	(1,904)	642	1,369

Add (deduct):
Asset impairments	597	2,519	1,244	2,690
COVID-19 costs	–	–	336	–
Environmental costs	258	85	270	197
Inventory write-downs	23	51	134	60
Share-based compensation	29	6	47	4
Commodity derivative losses (gains)	(20)	2	(62)	(17)
Debt prepayment option gain	–	–	–	(105)
Loss on debt redemption or purchase	–	–	11	224
Taxes and other	51	26	(52)	51

Adjusted EBITDA	$839	$785	$2,570	$4,473

53	Teck Resources Limited 2020 Fourth Quarter News Release

Reconciliation of Gross Profit Before Depreciation and Amortization

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2020	2019	2020	2019

Gross profit	$505	$460	$1,333	$3,340
Depreciation and amortization	406	415	1,510	1,619

Gross profit before depreciation and amortization	$911	$875	$2,843	$4,959

Reported as:
Copper
Highland Valley Copper	$185	$117	$476	$395
Antamina	210	164	566	614
Carmen de Andacollo	63	(14)	170	89
Quebrada Blanca	12	(28)	30	(18)

	470	239	1,242	1,080

Zinc
Trail Operations	27	(10)	65	–
Red Dog	188	210	717	837
Pend Oreille	–	–	–	(4)
Other	2	(15)	33	(2)

	217	185	815	831

Steelmaking coal	248	448	1,009	2,904

Energy	(24)	3	(223)	144

Gross profit before depreciation and amortization	$911	$875	$2,843	$4,959

54	Teck Resources Limited 2020 Fourth Quarter News Release

Reconciliation of Gross Profit (Loss) Margins Before Depreciation

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2020	2019	2020	2019

Revenues
Copper (F)	$820	$592	$2,419	$2,469
Zinc (G)	739	745	2,700	2,968
Steelmaking coal (E)	861	1,105	3,375	5,522
Energy (H)	140	213	454	975

Total	$2,560	$2,655	$8,948	$11,934

Gross profit (loss), before depreciation and amortization
Copper (B)	$470	$239	$1,242	$1,080
Zinc (C)	217	185	815	831
Steelmaking coal (A)	248	448	1,009	2,904
Energy (D)	(24)	3	(223)	144

Total	$911	$875	$2,843	$4,959

Gross profit margins before depreciation
Copper (B/F)	57%	40%	51%	44%
Zinc (C/G)	29%	25%	30%	28%
Steelmaking coal (A/E)	29%	41%	30%	53%
Energy (D/H)	(17)%	1%	(49)%	15%

55	Teck Resources Limited 2020 Fourth Quarter News Release

Copper Unit Cost Reconciliation

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions, except where noted)	2020	2019	2020	2019

Revenue as reported	$820	$592	$2,419	$2,469
By-product revenue (A)	(104)	(68)	(300)	(311)
Smelter processing charges (B)	40	38	140	164

Adjusted revenue	$756	$562	$2,259	$2,322

Cost of sales as reported	$452	$462	$1,560	$1,852
Less:
Depreciation and amortization	(102)	(109)	(383)	(463)
Inventory (write-downs) provision reversal	–	(20)	–	(24)
Labour settlement and strike costs	–	(22)	–	(35)
By-product cost of sales (C)	(29)	(19)	(71)	(58)

Adjusted cash cost of sales (D)	$321	$292	$1,106	$1,272

Payable pounds sold (millions) (E)	172.7	158.5	591.7	641.7

Per unit amounts – CAD$/pound
Adjusted cash cost of sales (D/E)	$1.86	$1.84	$1.87	$1.98
Smelter processing charges (B/E)	0.23	0.24	0.23	0.26

Total cash unit costs – CAD$/pound	$2.09	$2.08	$2.10	$2.24

Cash margin for by-products – ((A – C)/E)	(0.43)	(0.31)	(0.39)	(0.39)

Net cash unit costs – CAD$/pound	$1.66	$1.77	$1.71	$1.85

US$ amounts[1]
Average exchange rate (CAD$ per US$1.00)	$1.30	$1.32	$1.34	$1.33

Per unit amounts – US$/pound
Adjusted cash cost of sales	$1.42	$1.40	$1.39	$1.49
Smelter processing charges	0.18	0.18	0.18	0.19

Total cash unit costs – US$/pound	$1.60	$1.58	$1.57	$1.68

Cash margin for by-products	(0.33)	(0.24)	(0.29)	(0.29)

Net cash unit costs – US$/pound	$1.27	$1.34	$1.28	$1.39

Note:

1.	Average period exchange rates are used to convert to US$ per pound equivalent.

56	Teck Resources Limited 2020 Fourth Quarter News Release

Zinc Unit Cost Reconciliation (Mining Operations1)

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions, except where noted)	2020	2019	2020	2019

Revenue as reported	$739	$745	$2,700	$2,968
Less:
Trail Operations revenues as reported	(473)	(406)	(1,761)	(1,829)
Other revenues as reported	(2)	(2)	(9)	(8)
Add back: Intra-segment revenues as reported	140	111	464	519

	$404	$448	$1,394	$1,650
By-product revenues (A)	(74)	(86)	(316)	(317)
Smelter processing charges (B)	111	99	370	308

Adjusted revenue	$441	$461	$1,448	$1,641

Cost of sales as reported	$592	$625	$2,177	$2,367
Less:
Trail Operations cost of sales as reported	(468)	(439)	(1,784)	(1,915)
Other cost of sales as reported	–	(17)	24	(10)
Add back: Intra-segment purchases as reported	140	111	464	519

	$264	$280	$881	$961
Less:
Depreciation and amortization	(48)	(42)	(204)	(144)
Severance charge	–	–	–	(4)
Royalty costs	(93)	(96)	(231)	(307)
By-product cost of sales (C)	(17)	(24)	(78)	(75)

Adjusted cash cost of sales (D)	$106	$118	$368	$431

Payable pounds sold (millions) (E)	281.7	325.0	1,040.3	1,094.2

Per unit amounts – CAD$/pound
Adjusted cash cost of sales (D/E)	$0.38	$0.36	$0.35	$0.40
Smelter processing charges (B/E)	0.39	0.31	0.36	0.28

Total cash unit costs – CAD$/pound	$0.77	$0.67	$0.71	$0.68
Cash margin for by-products – ((A - C)/E)	(0.20)	(0.19)	(0.23)	(0.22)

Net cash unit costs – CAD$/pound	$0.57	$0.48	$0.48	$0.46

US$ amounts[2]

Average exchange rate (CAD$ per US$1.00)	$1.30	$1.32	$1.34	$1.33

Per unit amounts – US$/pound
Adjusted cash cost of sales	$0.29	$0.27	$0.26	$0.30
Smelter processing charges	0.30	0.23	0.27	0.21

Total cash unit costs – US$/pound	$0.59	$0.50	$0.53	$0.51
Cash margin for by-products	(0.15)	(0.14)	(0.17)	(0.17)

Net cash unit costs – US$/pound	$0.44	$0.36	$0.36	$0.34

Notes:

1.	Red Dog and Pend Oreille (closed in July 2019).
2.	Average period exchange rates are used to convert to US$ per pound equivalent.

57	Teck Resources Limited 2020 Fourth Quarter News Release

Steelmaking Coal Unit Cost Reconciliation

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions, except where noted)	2020	2019	2020	2019

Cost of sales as reported	$825	$864	$3,098	$3,410
Less:
Transportation costs	(245)	(249)	(905)	(976)
Depreciation and amortization	(212)	(207)	(732)	(792)
Inventory (write-down) reversal	(14)	(28)	(59)	(32)
Labour settlement	–	–	(4)	–

Adjusted site cash cost of sales	$354	$380	$1,398	$1,610

Tonnes sold (millions)	6.1	6.3	21.9	25.0

Per unit amounts – CAD$/tonne
Adjusted site cash cost of sales	$58	$60	$64	$65
Transportation costs	40	40	41	39
Inventory write-downs	2	4	3	1

Unit costs – CAD$/tonne	$100	$104	$108	$105

US$ amounts[1]
Average exchange rate (CAD$ per US$1.00)	$1.30	$1.32	$1.34	$1.33
Per unit amounts – US$/tonne
Adjusted site cash cost of sales	$44	$46	$47	$49
Transportation costs	31	30	31	29
Inventory write-downs	2	3	2	1

Unit costs – US$/tonne	$77	$79	$80	$79

Note:

1.	Average period exchange rates are used to convert to US$/tonne equivalent.

58	Teck Resources Limited 2020 Fourth Quarter News Release

Energy Business Unit – Operating Netback, Bitumen and Blended Bitumen Price Realized Reconciliations, and Adjusted Operating Costs1

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions, except where noted)	2020	2019	2020	2019

Revenue as reported	$140	$213	$454	$975
Less:
Cost of diluent for blending	(54)	(80)	(217)	(322)
Non-proprietary product revenue	(4)	(8)	(21)	(32)
Add back: crown royalties (D)	1	3	4	18

Adjusted revenue (A)	$83	$128	$220	$639

Cost of sales as reported	$186	$244	$780	$965
Less:
Depreciation and amortization	(22)	(34)	(103)	(134)
Bitumen and diluent inventory write-down	(8)	–	(54)	–

Cash cost of sales	$156	$210	$623	$831
Less:
Cost of diluent for blending	(54)	(80)	(217)	(322)
Cost of non-proprietary product purchased	(4)	(6)	(17)	(31)
Transportation for non-proprietary product purchased[3]	(1)	–	(8)	(2)
Transportation costs for FRB (C)	(25)	(29)	(103)	(118)

Adjusted operating costs (E)	$72	$95	$278	$358

Blended bitumen barrels sold (000’s)	3,056	3,837	11,641	16,023
Less diluent barrels included in blended bitumen (000’s)	(762)	(924)	(2,949)	(3,788)

Bitumen barrels sold (000’s) (B)	2,294	2,913	8,692	12,235

Per barrel amounts – CAD$
Bitumen price realized (A/B)[2]	$35.92	$44.29	$25.27	$52.21
Crown royalties (D/B)	(0.33)	(1.27)	(0.49)	(1.50)
Transportation costs for FRB (C/B)	(10.69)	(9.71)	(11.84)	(9.62)
Adjusted operating costs (E/B)	(31.13)	(32.55)	(31.96)	(29.24)

Operating netback – CAD$ per barrel	$(6.23)	$0.76	$(19.02)	$11.85

Notes:

1.	Calculated per unit amounts may differ due to rounding.
2.	Bitumen price realized represents the realized petroleum revenue (blended bitumen sales revenue) net of diluent expense, expressed on a per barrel basis. Blended bitumen sales revenue represents revenue from our share of the heavy crude oil blend known as Fort Hills Reduced Carbon Life Cycle Dilbit Blend (FRB), sold at the Hardisty and U.S. Gulf Coast market hubs. FRB is comprised of bitumen produced from Fort Hills blended with purchased diluent. The cost of blending is affected by the amount of diluent required and the cost of purchasing, transporting and blending the diluent. A portion of diluent expense is effectively recovered in the sales price of the blended product. Diluent expense is also affected by Canadian and U.S. benchmark pricing and changes in the value of the Canadian dollar relative to the U.S. dollar.
3.	Reflects adjustments for costs not directly attributed to the production of Fort Hills bitumen, including transportation for non-proprietary product purchased.

59	Teck Resources Limited 2020 Fourth Quarter News Release

Blended Bitumen Price Realized Reconciliation1

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions, except where noted)	2020	2019	2020	2019

Revenue as reported	$140	$213	$454	$975
Less: non-proprietary product revenue	(4)	(8)	(21)	(32)
Add back: crown royalties	1	3	4	18

Blended bitumen revenue (A)	$137	$208	$437	$961

Blended bitumen barrels sold (000’s) (B)	3,056	3,837	11,641	16,023
Blended bitumen price realized – (CAD$/barrel) (A/B) = D1	$44.77	$54.38	$37.55	$59.97

Average exchange rate (CAD$ per US$1.00) (C)	1.30	1.32	1.34	1.33

Blended bitumen price realized – (US$/barrel) (D/C)[1]	$34.36	$41.20	$27.99	$45.20

Note:

1.	Calculated per unit amounts may differ due to rounding.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release.

These forward-looking statements include, but are not limited to, statements concerning: our focus and strategy; anticipated global and regional supply, demand and market outlook for our commodities; the potential impact of the COVID-19 on our business and operations, including our ability to continue operations at our sites and progress our projects and strategy; our ability to manage challenges presented by COVID-19, including the effectiveness of our management protocols implemented to protect the health and safety of our employees; expected impacts of COVID-19 on our 2021 operating plans; expectation that we will be well positioned as the rollout of vaccines and stimulus in the event of global economic recovery and associated commodity demand; QB2 ramp-up plans and expectations and timing of Teck’s contributions to project capital; estimated COVID-19 related costs on our QB2 project; impact of the construction suspension period at our QB2 project; estimated timing of first production from QB2; expectation that QB2 will be a long-life, low-cost operation with major expansion potential; effectiveness of our tailings and water-related projects to manage increased water volumes at Red Dog, including expectation that they will minimize potential constraints on production in the future; expectations regarding the Neptune Bulk Terminals facility upgrade including costs, benefits and timing of completion of the upgrade, our expectations regarding the continued impact of costs associated with COVID-19 response measures on unit costs; expectations regarding the benefits of CP and CN Rail infrastructure improvements to support increased volumes through Neptune Bulk Terminals; expectation regarding mining in new areas at Fording River, Elkview and Greenhills Operation and anticipated long term production from these operations; coal sales to China targets; benefits of the agreements with Westshore and Ridley Terminals, including that they will provide greater flexibility and optionality and contribute to reduced costs and improved performance and reliability; timing of construction and completion of our Fording AWTF and our SRFs; our expectation that Fording River AWTF will be the last full-scale AWTF

60	Teck Resources Limited 2020 Fourth Quarter News Release

and that future treatment facilities will be SRFs; expected Elk Valley water treatment spending, capital and operating costs, and plans; expected cost of implementing incremental measures required under the October 2020 Direction issued by Environment and Climate Change Canada; expected benefits that will be generated from our RACE21TM innovation-driven business transformation initiative; Fort Hills focus on cost discipline and ability to ramp up production; liquidity and availability of borrowings under our credit facilities and the QB2 project finance facility; timing of Teck’s next contributions to QB2 project capital; our expectations regarding the amount of Class B subordinate voting shares that might be purchased under the normal course issuer bid and the mechanics thereof; and all guidance appearing in this document including but not limited to the production, sales, cost, unit cost, capital expenditure, cost reduction and other guidance under the heading “Guidance” and discussed in the various business unit sections.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, interest rates, commodity and power prices, acts of foreign or domestic governments and the outcome of legal proceedings, the supply and demand for, deliveries of, and the level and volatility of prices of copper, coal, zinc and blended bitumen and our other metals and minerals, as well as oil, natural gas and other petroleum products, the timing of the receipt of regulatory and governmental approvals for our development projects and other operations, including mine extensions; positive results from the studies on our expansion and development projects; our ability to secure adequate transportation, including rail, pipeline and port service, for our products our costs of production and our production and productivity levels, as well as those of our competitors, continuing availability of water and power resources for our operations, our ability to secure adequate transportation, pipeline and port services for our products; changes in credit market conditions and conditions in financial markets generally, the availability of funding to refinance our borrowings as they become due or to finance our development projects on reasonable terms; our ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; the availability of qualified employees and contractors for our operations, including our new developments and our ability to attract and retain skilled employees; the satisfactory negotiation of collective agreements with unionized employees; the impact of changes in Canadian-U.S. dollar and other foreign exchange rates on our costs and results; engineering and construction timetables and capital costs for our development and expansion projects; the benefits of technology for our operations and development projects, including the impact of our RACE21™ program; costs of closure, and environmental compliance costs generally; market competition; the accuracy of our mineral reserve and resource estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based; tax benefits and tax rates; the outcome of our coal price and volume negotiations with customers; the outcome of our copper, zinc and lead concentrate treatment and refining charge negotiations with customers; new curtailment measures on oil production taken by the Government of Alberta; the resolution of environmental and other proceedings or disputes; our ability to obtain, comply with and renew permits in a timely manner; and our ongoing relations with our employees and with our business and joint venture partners. Assumptions regarding our Red Dog tailings and water-related projects include assumptions regarding the effectiveness of the projects and future water volumes. Guidance regarding our Highland Valley Copper production assumes, among other things, that we will start processing softer ores after 2022. Our Guidance tables include footnotes with further assumptions relating to our guidance.

In addition, assumptions regarding the Elk Valley Water Quality Plan include assumptions that additional treatment will be effective at scale, and that the technology and facilities operate as expected, as well as additional assumptions discussed under the heading “Elk Valley Water Management Update”. Assumptions regarding QB2 include current project assumptions and assumptions regarding the final feasibility study, CLP/USD exchange rate of 775, as well as there being no unexpected material and negative impact to the various contractors, suppliers and subcontractors for the QB2 project relating to COVID-19 or otherwise that would impair their ability to provide goods and services as anticipated during the suspension period or ramp-up of construction activities. Assumptions regarding the benefits of the Neptune Bulk Terminals expansion include assumptions that the relevant project is constructed and operated in accordance with current expectations. Statements regarding the availability of our credit facilities and project financing facility are based on assumptions that we will be able to satisfy the conditions for borrowing at the time of a borrowing request and that the facilities are not otherwise terminated or accelerated due to an event of default.

61	Teck Resources Limited 2020 Fourth Quarter News Release

Statements concerning future production costs or volumes are based on numerous assumptions regarding operating matters and on assumptions that counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies and may be further impacted by reduced demand for oil and low oil prices. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in market demand for our products, changes in interest and currency exchange rates, acts of governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), union labour disputes, impact of COVID-19 mitigation protocols, political risk, social unrest, failure of customers or counterparties (including logistics suppliers) to perform their contractual obligations, changes in our credit ratings, unanticipated increases in costs to construct our development projects, difficulty in obtaining permits, inability to address concerns regarding permits of environmental impact assessments, and changes or further deterioration in general economic conditions. Certain operations and projects are not controlled by us; schedules and costs may be adjusted by our partners, and timing of spending and operation of the operation or project is not in our control. Current and new technologies relating to our Elk Valley water treatment efforts may not perform as anticipated, and ongoing monitoring may reveal unexpected environmental conditions requiring additional remedial measures. QB2 costs, construction progress and timing of first production is dependent on, among other matters, our continued ability to successfully manage through the impacts of COVID-19. QB2 costs may also be affected by claims and other proceedings that might be brought against us relating to costs and impacts of the COVID-19 pandemic. Red Dog production may also be impacted by water levels at site.

The forward-looking statements in this news release and actual results will also be impacted by the effects of COVID-19 and related matters. The overall effects of COVID-19 related matters on our business and operations and projects will depend on how the ability of our sites to maintain normal operations, and on the duration of impacts on our suppliers, customers and markets for our products, all of which are unknown at this time. Continuing operating activities is highly dependent on the progression of the pandemic and the success of measures taken to prevent transmission, which will influence when health and government authorities remove various restrictions on business activities.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2019, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

Scientific and technical information in this quarterly report regarding our coal properties, which for this purpose does not include the discussion under “Elk Valley Water Management Update” was reviewed, approved and verified by Jo-Anna Singleton, P.Geo. and Robin Gold P.Eng., each an employee of Teck Coal Limited and a Qualified Person as defined under National Instrument 43-101. Scientific and technical information in this quarterly report regarding our other properties was reviewed, approved and verified by Rodrigo Alves Marinho, P.Geo., an employee of Teck and a Qualified Person as defined under National Instrument 43-101.

62	Teck Resources Limited 2020 Fourth Quarter News Release

WEBCAST

Teck will host an Investor Conference Call to discuss its Q4/2020 financial results at 11:00 AM Eastern time, 8:00 AM Pacific time, on Thursday, February 18, 2021. A live audio webcast of the conference call, together with supporting presentation slides, will be available at our website at www.teck.com. The webcast will be archived at www.teck.com

63	Teck Resources Limited 2020 Fourth Quarter News Release

Teck Resources Limited
Condensed Interim Consolidated Financial Statements
For the Three and Twelve Months Ended December 31, 2020
(Unaudited)

64	Teck Resources Limited 2020 Fourth Quarter News Release

Teck Resources Limited

Consolidated Statements of Income (Loss)

(Unaudited)

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions, except for share data)	2020	2019	2020	2019

Revenues	$2,560	$2,655	$8,948	$11,934

Cost of sales	(2,055)	(2,195)	(7,615)	(8,594)

Gross profit	505	460	1,333	3,340

Other operating income (expenses)
General and administration	(51)	(43)	(132)	(161)
Exploration	(10)	(17)	(45)	(67)
Research and innovation	(46)	(22)	(97)	(67)
Asset impairments (Note 1)	(597)	(2,519)	(1,244)	(2,690)
Other operating income (expense) (Note 2)	(299)	(185)	(725)	(505)

Profit (loss) from operations	(498)	(2,326)	(910)	(150)

Finance income	1	7	10	48
Finance expense (Note 3)	(45)	(53)	(278)	(266)
Non-operating income (expense) (Note 4)	(10)	8	43	(97)
Share of gain (loss) of associates and joint ventures	3	(1)	(1)	(3)

Profit (loss) before taxes	(549)	(2,365)	(1,136)	(468)

Recovery of (provision for) income taxes	76	510	192	(120)

Profit (loss) for the period	$(473)	$(1,855)	$(944)	$(588)
Profit (loss) attributable to:
Shareholders of the company	$(464)	$(1,835)	$(864)	$(605)
Non-controlling interests	(9)	(20)	(80)	17

Profit (loss) for the period	$(473)	$(1,855)	$(944)	$(588)

Earnings (loss) per share
Basic	$(0.87)	$(3.33)	$(1.62)	$(1.08)

Diluted	$(0.87)	$(3.33)	$(1.62)	$(1.08)

Weighted average shares outstanding (millions)	531.1	551.7	534.4	559.8

Weighted average diluted shares outstanding (millions)	531.1	551.7	534.4	559.8

Shares outstanding at end of period (millions)	531.1	547.3	531.1	547.3

65	Teck Resources Limited 2020 Fourth Quarter News Release

Teck Resources Limited

Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions, except for share data)	2020	2019	2020	2019

Operating activities
Profit (loss) for the period	$(473)	$(1,855)	$(944)	$(588)
Depreciation and amortization	406	415	1,510	1,619
Provision for (recovery of) income taxes	(76)	(510)	(192)	120
Asset impairments	597	2,519	1,244	2,690
Gain on sale of investments and assets	(3)	(7)	(75)	(17)
Loss on debt redemption or purchase	–	–	11	224
Gain on debt prepayment option	–	–	–	(105)
Net finance expense	44	46	268	218
Income taxes paid	(78)	(71)	(233)	(595)
Remeasurement of decommissioning and restoration provisions for closed operations	170	51	169	104
Other	111	(16)	46	(26)
Net change in non-cash working capital items	(104)	210	(241)	(160)

	594	782	1,563	3,484
Investing activities
Expenditures on property, plant and equipment	(930)	(883)	(3,129)	(2,788)
Capitalized production stripping costs	(120)	(152)	(499)	(680)
Expenditures on investments and other assets	(55)	(55)	(190)	(178)
Proceeds from investments and assets	8	14	146	80

	(1,097)	(1,076)	(3,672)	(3,566)
Financing activities
Proceeds from debt	540	–	2,426	–
Redemption or purchase and repayment of debt	(30)	–	(457)	(835)
Revolving credit facilities	174	–	363	–
Repayment of lease liabilities	(39)	(43)	(163)	(150)
QB2 advances from SMM/SC	17	25	41	938
QB2 equity contributions by SMM/SC	–	–	–	797
QB2 partnering and financing transaction costs paid	–	(10)	(8)	(113)
Interest and finance charges paid	(64)	(71)	(355)	(386)
Issuance of Class B subordinate voting shares	1	–	1	10
Purchase and cancellation of Class B subordinate voting shares	–	(148)	(207)	(661)
Dividends paid	(26)	(27)	(106)	(111)
Distributions to non-controlling interests	(7)	(5)	(7)	(26)

	566	(279)	1,528	(537)

Effect of exchange rate changes on cash and cash equivalents	(16)	(20)	5	(89)

Increase (decrease) in cash and cash equivalents	47	(593)	(576)	(708)

Cash and cash equivalents at beginning of period	403	1,619	1,026	1,734

Cash and cash equivalents at end of period	$450	$1,026	$450	$1,026

66	Teck Resources Limited 2020 Fourth Quarter News Release

Teck Resources Limited

Consolidated Balance Sheets

(Unaudited)

(CAD$ in millions)	December 31, 2020	December 31, 2019

ASSETS

Current assets
Cash and cash equivalents	$450	$1,026
Current income taxes receivable	14	95
Trade and settlement receivables	1,312	1,062
Inventories	1,872	1,981
Prepaids and other current assets	352	331

	4,000	4,495

Financial and other assets	1,269	1,109
Investments in associates and joint ventures	1,067	1,079
Property, plant and equipment	33,578	31,355
Deferred income tax assets	271	211
Goodwill	1,093	1,101

	$41,278	$39,350

LIABILITIES AND EQUITY

Current liabilities
Trade accounts payable and other liabilities	$2,909	$2,498
Current portion of debt (Note 5)	115	29
Current portion of lease liabilities	119	160
Current income taxes payable	102	89

	3,245	2,776

Debt (Note 5)	6,140	4,133
Lease liabilities	573	512
QB2 advances from SMM/SC	934	912
Deferred income tax liabilities	5,383	5,902
Retirement benefit liabilities	564	505
Provisions and other liabilities	3,731	2,536

	20,570	17,276
Equity
Attributable to shareholders of the company	20,039	21,304
Attributable to non-controlling interests	669	770

	20,708	22,074

	$41,278	$39,350

67	Teck Resources Limited 2020 Fourth Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

1.	ASSET IMPAIRMENTS

The following pre-tax asset impairments were recorded in the statement of income (loss):

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2020	2019	2020	2019

Fort Hills CGU	$597	$1,241	$1,244	$1,241
Frontier oil sands project	–	1,129	–	1,129
Steelmaking coal CGU	–	118	–	289
Other	–	31	–	31

Total	$597	$2,519	$1,244	$2,690

Fort Hills CGU

In the fourth quarter, updated mine plans for Fort Hills became available, reflecting an earlier than planned restart of the second train of operations and including operating and capital cost reductions over the life of mine. These updates to the mine plans indicated a change in the valuation of the asset. This, combined with macroeconomic conditions including the cost of capital for oil assets and lower market expectations for long-term WCS heavy oil prices, required us to perform an impairment test for our interest in Fort Hills. As a result, we recorded a non-cash, pre-tax asset impairment for our interest in Fort Hills of $597 million (after-tax $438 million) in the fourth quarter. The estimated post-tax recoverable amount of our Fort Hills cash-generating unit (CGU) of $2.1 billion was lower than our carrying value.

The economic model for determining the amount of impairment of our interest in Fort Hills in the fourth quarter assumes a long-term WCS heavy oil price of US$46 per barrel in 2025. The long-term Canadian to U.S. dollar foreign exchange rate assumption used in the analysis was CAD$1.30 to US$1.00. An 8% real, post-tax discount rate was used to discount cash flow projections based on a cost of capital estimate for similar oil assets.

Cash flow projections used in the analysis as at December 31, 2020 were based on current life of mine plans at the testing date and cash flows covered a period of 45 years.

Combined with the pre-tax impairment of $647 million (after-tax $474 million) recorded in the first quarter of 2020, we recorded total pre-tax impairments related to our interest in Fort Hills of $1.2 billion for the year ended December 31, 2020. These impairments affected the profit (loss) of our energy operating segment (Note 7).

The key inputs used in our determination of recoverable amounts interrelate significantly with each other and with our operating plans. For example, a decrease in long-term commodity prices would result in us making amendments to the mine plans that would partially offset the effect of lower prices through lower operating and capital costs. It is difficult to determine how all of these factors would interrelate, but in estimating the effect of changes in these assumptions on fair values, we believe that all of these factors need to be considered together. A linear extrapolation of these effects becomes less meaningful as the change in assumption increases.

The recoverable amount of our Fort Hills CGU is most sensitive to changes in WCS heavy oil prices, the Canadian/U.S. dollar exchange rates and discount rates. Based on the recoverable amount as at December 31, 2020, ignoring the above described interrelationships, a US$1 decrease in the real long-term WCS heavy oil price would result in a reduction in the recoverable amount of approximately $100 million. A $0.01 strengthening of the Canadian dollar against the U.S. dollar would result in a reduction in the recoverable amount of approximately $30 million. A 25 basis point increase in the discount rate would result in a reduction in the recoverable amount of approximately $60 million.

68	Teck Resources Limited 2020 Fourth Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

1.	ASSET IMPAIRMENTS (continued)

During the quarter ended December 31, 2019, we recorded a pre-tax impairment of $1.2 billion (after-tax $910 million) related to our interest in Fort Hills. The estimated post-tax recoverable amount of our interest in the Fort Hills CGU of $3.1 billion was lower than our carrying value. This impairment arose as a result of lower market expectations for future WCS heavy oil prices. The impairment affected the profit (loss) of our energy operating segment (Note 7).

Frontier Oil Sands Project

During the quarter ended December 31, 2019, we recorded a pre-tax impairment of $1.1 billion (after-tax $944 million) related to our Frontier oil sands project. This impairment arose as a result of our decision to withdraw Frontier from the regulatory review process. The impairment affected the profit (loss) of our energy operating segment (Note 7).

Steelmaking Coal CGU

During the quarter ended December 31, 2019, as a result of the short remaining mine life and a decrease in short-term steelmaking coal prices, we recorded a pre-tax impairment of $118 million (after-tax $75 million) of our Cardinal River Operations. For the year ended December 31, 2019, we recorded pre-tax impairments of $289 million (after-tax $184 million) of our Cardinal River Operations. The impairment affected the profit (loss) of our steelmaking coal operating segment (Note 7).

Other

During the quarter ended December 31, 2019, we recorded an asset impairment of $31 million related to our remaining cathode operations at Quebrada Blanca (Note 7).

2.	OTHER OPERATING INCOME (EXPENSE)

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2020	2019	2020	2019

Settlement pricing adjustments	$73	$(8)	$47	$(49)
Share-based compensation	(29)	(6)	(47)	(4)
Environmental costs and remeasurement of decommissioning and restoration provisions for closed operations	(258)	(85)	(270)	(197)
Care and maintenance costs	(15)	(11)	(52)	(36)
Social responsibility and donations	(9)	(11)	(23)	(18)
Gain (loss) on sale of assets	(21)	(23)	34	(20)
Commodity derivatives	20	(2)	62	17
Take or pay contract costs	(28)	(30)	(104)	(123)
COVID-19 costs	–	–	(282)	–
Other	(32)	(9)	(90)	(75)

	$(299)	$(185)	$(725)	$(505)

69	Teck Resources Limited 2020 Fourth Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

3.	FINANCE EXPENSE

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2020	2019	2020	2019

Debt interest	$73	$60	$275	$276
Interest on advances from SMM/SC	8	13	42	41
Interest on lease liabilities	9	9	37	39
Letters of credit and standby fees	13	14	48	51
Net interest expense on retirement benefit plans	2	2	5	7
Accretion on decommissioning and restoration provisions	30	29	114	112
Other	–	4	8	15

	135	131	529	541
Less capitalized borrowing costs	(90)	(78)	(251)	(275)

	$45	$53	$278	$266

4.	NON-OPERATING INCOME (EXPENSE)

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2020	2019	2020	2019

Foreign exchange gains (losses)	$(10)	$8	$(2)	$(4)
Gain on debt prepayment option	–	–	–	105
Loss on debt redemption or purchase	–	–	(11)	(224)
Other	–	–	56	26

	$(10)	$8	$43	$(97)

70	Teck Resources Limited 2020 Fourth Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

5.	DEBT

($ in millions)	December 31, 2020			December 31, 2019

	Face	Carrying	Fair	Face	Carrying	Fair
	Value	Value	Value	Value	Value	Value
	(US$)	(CAD$)	(CAD$)	(US$)	(CAD$)	(CAD$)

4.5% notes due January 2021	$–	$–	$–	$117	$152	$155
4.75% notes due January 2022	150	190	195	202	262	273
3.75% notes due February 2023	108	139	144	220	289	298
3.9% notes due July 2030	550	690	781	–	–	–
6.125% notes due October 2035	609	764	1,005	609	779	932
6.0% notes due August 2040	490	622	782	490	634	712
6.25% notes due July 2041	795	1,001	1,309	795	1,021	1,187
5.2% notes due March 2042	399	502	596	399	512	537
5.4% notes due February 2043	377	475	571	377	484	520

	3,478	4,383	5,383	3,209	4,133	4,614

QB2 project financing	1,147	1,423	1,459	–	–	–
Revolving credit facilities	262	334	334	–	–	–
Antamina credit facilities	90	115	115	23	29	29

	$4,977	$6,255	$7,291	$3,232	$4,162	$4,643

Less current portion of debt	(90)	(115)	(115)	(23)	(29)	(29)

	$4,887	$6,140	$7,176	$3,209	$4,133	$4,614

As at December 31, 2020, we had two committed revolving facilities in amounts of US$4.0 billion and US$1.0 billion. Any amounts drawn under these facilities can be repaid at any time and are due in full at their maturities in November 2024 and June 2022, respectively.

As at December 31, 2020, US$262 million was outstanding on our US$4.0 billion revolving credit facility and the US$1.0 billion facility was undrawn. Amounts outstanding under the facilities bear interest at LIBOR plus an applicable margin based on credit ratings. These facilities require that our total net debt-to-capitalization ratio, which was 0.24 to 1.0 at December 31, 2020, to not exceed 0.60 to 1.0. Neither facility has an earnings or cash flow-based financial covenant, a credit rating trigger or a general material adverse effect borrowing condition.

We maintain uncommitted bilateral credit facilities primarily for the issuance of letters of credit to support our future reclamation obligations. As at December 31, 2020, we were party to various uncommitted credit facilities providing for a total of $1.9 billion of capacity, and the aggregate outstanding letters of credit issued thereunder were $1.6 billion. In addition to the letters of credit outstanding under these uncommitted credit facilities, we also had stand-alone letters of credit of $459 million outstanding at December 31, 2020, which were not issued under a credit facility.

We also had $840 million in surety bonds outstanding at December 31, 2020 to support current and future reclamation obligations.

71	Teck Resources Limited 2020 Fourth Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

6.	EQUITY

a)	Share-Based Compensation

During the year ended December 31, 2020, we granted 6,313,710 Class B subordinate voting share options to employees. These share options have a weighted average exercise price of $14.42, vest in equal amounts over three years, and have a term of 10 years. The weighted average fair value of the options issued was estimated at $4.76 per share option at the grant date using the Black-Scholes option pricing model. The option valuations were based on an average expected option life of 6 years, a risk-free interest rate of 1.19%, a dividend yield of 2.13% and an expected volatility of 41%.

We have issued and outstanding deferred share units (DSUs), restricted share units (RSUs), performance share units (PSUs) and performance deferred share units (PDSUs) (collectively, Units).

During the year ended December 31, 2020, we issued 2,356,843 Units to employees and directors and the total number of Units outstanding at December 31, 2020 was 5,624,843.

Share based compensation expense of $29 million and $47 million (2019 – $6 million and $4 million) was recorded for the three and twelve months ended December 31, 2020, respectively, for all outstanding share options and Units.

b)	Dividends

Dividends of $0.05 per share (totaling $26 million) were paid on our Class A common and Class B subordinate voting shares in the fourth quarter of 2020.

c)	Normal Course Issuer Bids

On occasion, we purchase and cancel Class B subordinate voting shares pursuant to normal course issuer bids that allow us to purchase up to a specified maximum number of shares over a one-year period.

During the first quarter of 2020, we purchased and cancelled 16,292,441 Class B subordinate voting shares under our normal course issuer bid for $207 million. No purchases were made under our normal course issuer bid in the second, third and fourth quarters of 2020.

72	Teck Resources Limited 2020 Fourth Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

7.	SEGMENTED INFORMATION

Based on the primary products we produce and our development projects, we have five reportable segments that we report to our Chief Executive Officer —copper, zinc, steelmaking coal, energy and corporate. The corporate segment includes all of our initiatives in other commodities, our corporate growth activities and groups that provide administrative, technical, financial and other support to all of our business units. Other operating income (expenses) include general and administration, exploration, research and innovation and other operating income (expense). Sales between segments are carried out on terms that arm’s-length parties would use. Total assets does not include intra-group receivables between segments. Deferred tax assets have been allocated amongst segments.

	Three months ended December 31, 2020
(CAD$ in millions)	Copper	Zinc	Steelmaking Coal	Energy	Corporate	Total

Segment revenues	$820	$879	$861	$140	$–	$2,700
Less intra-segment revenues	–	(140)	–	–	–	(140)

Revenues	820	739	861	140	–	2,560
Cost of sales	(452)	(592)	(825)	(186)	–	(2,055)

Gross profit (loss)	368	147	36	(46)	–	505
Asset impairments (Note 1)	–	–	–	(597)	–	(597)
Other operating income (expense)	29	(49)	(127)	(20)	(239)	(406)

Profit (loss) from operations	397	98	(91)	(663)	(239)	(498)

Net finance income (expense)	(29)	(11)	(13)	(7)	16	(44)
Non-operating income (expense)	(14)	(7)	(3)	(1)	15	(10)
Share of gain (loss) of associates and joint ventures	4	–	–	–	(1)	3

Profit (loss) before taxes	358	80	(107)	(671)	(209)	(549)

Capital expenditures	610	53	370	13	4	1,050

73	Teck Resources Limited 2020 Fourth Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

7.	SEGMENTED INFORMATION, continued

	Three months ended December 31, 2019
(CAD$ in millions)	Copper	Zinc	Steelmaking Coal	Energy	Corporate	Total

Segment revenues	$592	$856	$1,105	$213	$–	$2,766
Less intra-segment revenues	–	(111)	–	–	–	(111)

Revenues	592	745	1,105	213	–	2,655
Cost of sales	(462)	(625)	(864)	(244)	–	(2,195)

Gross profit (loss)	130	120	241	(31)	–	460
Asset impairments (Note 1)	(31)	–	(118)	(2,370)	–	(2,519)
Other operating income (expense)	(20)	(33)	(49)	(6)	(159)	(267)

Profit (loss) from operations	79	87	74	(2,407)	(159)	(2,326)

Net finance income (expense)	(38)	(13)	(16)	(7)	28	(46)
Non-operating income (expense)	3	(3)	(4)	–	12	8
Share of loss of associates and joint ventures	(1)	–	–	–	–	(1)

Profit (loss) before taxes	43	71	54	(2,414)	(119)	(2,365)

Capital expenditures	525	104	354	44	8	1,035

	Year ended December 31, 2020
(CAD$ in millions)	Copper	Zinc	Steelmaking Coal	Energy	Corporate	Total

Segment revenues	$2,419	$3,164	$3,375	$454	$–	$9,412
Less intra-segment revenues	–	(464)	–	–	–	(464)

Revenues	2,419	2,700	3,375	454	–	8,948
Cost of sales	(1,560)	(2,177)	(3,098)	(780)	–	(7,615)

Gross profit (loss)	859	523	277	(326)	–	1,333
Asset impairments (Note 1)	–	–	–	(1,244)	–	(1,244)
Other operating income (expense)	(323)	(98)	(193)	(28)	(357)	(999)

Profit (loss) from operations	536	425	84	(1,598)	(357)	(910)
Net finance income (expense)	(151)	(44)	(56)	(26)	9	(268)
Non-operating income (expense)	38	(4)	13	–	(4)	43
Share of gain (loss) of associates and joint ventures	1	–	–	–	(2)	(1)

Profit (loss) before taxes	424	377	41	(1,624)	(354)	(1,136)

Capital expenditures	1,990	247	1,284	91	16	3,628

Goodwill	391	–	702	–	–	1,093

Total assets	14,546	4,006	17,266	2,658	2,802	41,278

74	Teck Resources Limited 2020 Fourth Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

7.	SEGMENTED INFORMATION, continued

	Year ended December 31, 2019
(CAD$ in millions)	Copper	Zinc	Steelmaking Coal	Energy	Corporate	Total

Segment revenues	$2,469	$3,487	$5,522	$975	$–	$12,453
Less intra-segment revenues	–	(519)	–	–	–	(519)

Revenues	2,469	2,968	5,522	975	–	11,934
Cost of sales	(1,852)	(2,367)	(3,410)	(965)	–	(8,594)

Gross profit	617	601	2,112	10	–	3,340
Asset impairments (Note 1)	(31)	–	(289)	(2,370)	–	(2,690)
Other operating income (expense)	(183)	(63)	(136)	(26)	(392)	(800)

Profit (loss) from operations	403	538	1,687	(2,386)	(392)	(150)
Net finance income (expense)	(119)	(47)	(60)	(27)	35	(218)
Non-operating income (expense)	50	(9)	(15)	(2)	(121)	(97)
Share of loss of associates and joint ventures	(2)	–	–	–	(1)	(3)

Profit (loss) before taxes	332	482	1,612	(2,415)	(479)	(468)

Capital expenditures	1,757	307	1,197	191	16	3,468

Goodwill	399	–	702	–	–	1,101

Total assets	12,740	3,904	16,032	3,916	2,758	39,350

75	Teck Resources Limited 2020 Fourth Quarter News Release